11/15.

02060609

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4121 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 12/16/02

Exhibit 13

02 NOV 15 AM 11:29

82-4121

AR/S
3-31-02



Playing to WIN

ACOM Annual Report 2002

acom

Consolidated Three-Year Summary

(ACOM CO., LTD. and subsidiaries)

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31,	2000	2001	2002	2002
For the year:				
Total operating income	¥ 343,644	¥ 375,674	¥ 414,918	$ 3,113,831
Operating profit	145,488	160,310	171,248	1,285,163
Net income	74,352	81,369	95,637	717,726
At year-end:				
Total assets	1,708,030	1,943,836	2,166,865	16,261,651
Total shareholders' equity	429,195	503,335	582,737	4,373,260
Loans receivable outstanding	1,347,757	1,497,045	1,618,660	12,147,542
Borrowings	1,196,883	1,333,568	1,470,366	11,034,641
Amounts per share: (in yen and U.S. dollars)				
Net income, basic	¥ 507.07	¥ 554.93	¥ 653.18	$ 4.90
Cash dividends*	55.00	65.00	80.00	0.60

* Amounts shown for cash dividends are non-consolidated data.

Key financial ratios: (percentage)				
Return on equity (ROE) [2]	17.3 [3]	17.5	17.6	
Return on assets (ROA) [2]	4.4 [3]	4.5	4.7	
Interest coverage (times)	6.0	6.4	6.7	

Notes: 1. The translation of yen amounts into U.S. dollar amounts has been made solely for convenience, at the rate of ¥133.25= US$1.00, the exchange rate prevailing on March 29, 2002.
2. ROA and ROE are calculated using a simple average of beginning and end of term total assets and total shareholders' equity figures, respectively.
3. As of fiscal 2000, year-end figures have been used for the preparation of the consolidated financial statements.

Contents

Notes:
1. Forward-Looking Statements
The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to management and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt and legal limits on interest rates charged by ACOM.
2. All amounts are truncated to the nearest expressed unit.
3. Percentage figures are a result of rounding.

Letter to Shareholders

FY 2001 was an extremely challenging year for the entire consumer finance industry. Particularly during the second half of the year, employment conditions in Japan abruptly deteriorated leading to a sharp increase in personal bankruptcies and non-recoverable debt. While by no means immune to the travails of our industry, I am pleased to report another year of record sales and profits for reasons that are detailed in the body of this report.

Looking forward, while we comfortably outpaced the competition during the year under review, I would like to assure our shareholders that ACOM management is not content to rest on its laurels. On the contrary, we believe that the future for our industry is strewn with obstacles as well as opportunities. In the following pages we would like to share our vision of our future development, our plans to embrace the opportunities and avoid the obstacles, and describe how we intend to emerge ahead of the pack over the next several years.

Finally, on behalf of each member of our management team and employees, I would like to extend our deepest thanks to our shareholders for their continuing trust in this company. Justifying that trust is our mission.

Shigeyoshi Kinoshita

SHIGEYOSHI KINOSHITA
PRESIDENT
ACOM CO., LTD.



Shigeyoshi Kinoshita

President's Message

Review of FY 2001

FY 2001 was a very difficult year for consumer finance companies. Although the fair conditions of the previous financial year continued through the first half of the year under consideration, the second half was a very different affair, marked by slowing revenue growth, rising unemployment and personal bankruptcies. This, in turn, led to an abrupt rise in bad debts and slowing revenue growth across the industry. Even ACOM was not immune to the adverse environment with revenues and earnings falling marginally below expectations. However, uniquely among major consumer finance lenders we were able to contain the damage and report operating income and net income respectably above the level recorded during the previous year. A detailed analysis of last year's trading can be found elsewhere in this report. For the purposes of this review, I would simply like to point out that the reason for this superior performance was two-fold.

In the first place, although our own credit costs did increase to a certain extent, and beyond the level we would consider acceptable, we were not troubled by the same surge in bad debts visible elsewhere in the industry. This, in turn, reflects our fundamentally cautious attitude towards credit risk as we have always stressed credit quality in our business processes.

Operating Income Growth


(%)
12
10
8
6
4
2001
2002
ACOM
Average Other 3 Major Domestic Lenders

Ratio of Bad Debt Write-Offs


(%)
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2.0
1998
1999
2000
2001
2002

The figures in the graphs above indicate non-consolidated results

Our credit screening process has been honed over many years and takes into account all relevant customer data. Building on a database covering over seven million individuals, every one of our customers is assigned to different risk categories that determine the interest rate and the credit limit extended. Customers continue to be monitored even after extension of a credit line with the risk category adjusted in light of account usage and other factors. Large-lot loans in excess of 500,000 yen, accounting for approximately one half of total loans outstanding, are extended to only the very best of our customers having very low probabilities of default. In addition to these precautionary measures, we have always reacted proactively to any sign of a loan turning bad. For example, customers with a lower risk rating may be contacted on the very day that their loan goes into arrears. We also offer extensive debt consulting services for the benefit of both the borrower and ACOM. Experience shows that such proactive management can help to pinpoint and resolve credit problems at an early stage. Conversely, it is extremely difficult to recover loans that have been in arrears for an extended period of time, again highlighting the importance of immediate remedial action.

For all of the above reasons, our own credit costs remain under greater control than those of the industry in general. This is not to say that we are in any way complacent about our position in this respect. On the contrary, we regard the recent rise in credit cost as unacceptable, requiring strong countermeasures to be taken.

A second reason for our strong performance last year at the net income level was an approximately 5 percent improvement in the effective tax rate stemming from the fact that ACOM is no longer

Provision for Bad Debts as Percentage of Operating Income


(%)
24
22
20
18
16
14
12
10
2001
2002
ACOM
Average Other 3 Major Domestic Lenders

EPS Growth


(%)
20.0
15.0
10.0
5.0
0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
2001
2002
ACOM
Average Other 3 Major Domestic Lenders

The figures in the graphs above indicate non-consolidated results.

subject to certain taxes as a closely-held corporation following a share placing in July 2001. Net income thus increased by 17% compared with FY 2000 during a year in which many of our competitors struggled to match last year's level and several showed a significant decline.

The Operating Environment

Consolidation among Consumer Finance Lenders

As is well known, the consumer finance market, as a whole, has been stagnant in terms of total size for some time. Major consumer finance companies, including ACOM, have grown by providing superior service and access to their nationwide networks. A reduction two years ago in the maximum legal lending rate reduced the maximum rate chargeable on loans to 29.2% from a level of 40.004% applying previously. Together with the downturn in the employment conditions, this has served to render unlisted smaller and medium-sized lenders increasingly uncompetitive and has triggered a consolidation within the industry as some of the larger lenders, including foreigners, purchase companies and loan books. We note that certain foreign companies have now grown to a size where they rank among the largest suppliers of consumer finance in Japan. Moreover, these companies have deep pockets and expertise in credit management gained in their home markets. ACOM is carefully monitoring the effect of these companies on the competitive dynamics of the consumer finance market.

Demographics

Looking forward, our industry faces a number of challenges. Foremost among these is the low birth rate in Japan. In particular, over the next the 4 years the number of individuals aged between 20 and 30 is set to shrink by 1.8 million individuals. This segment of the population includes around 50% of ACOM's first time borrowers and is of strategic importance for the consumer finance industry as a whole. In addition, the continuing economic recession and breakdown of the Japanese lifetime employment system, the rise of alternative forms of employment and a generation of so-called "freeters" outside of the traditional Japanese employment structure also pose challenges for our industry, especially in the management of credit risk. On the positive side, Japanese attitudes to credit are changing. No longer does the majority of Japanese consider debt shameful. The younger generation in particular has embraced prudent use of consumer credit. The long-term outlook for our industry therefore would seem to encompass both modest growth in the underlying market and a secular increase in credit risk.

Terms of Competition

It is also likely that the terms of competition between companies will also change over the longer term. Our customers demand that we compete on convenience and service rather than on price alone. As market share continues to gravitate to the top echelon of consumer finance companies, competition will continue to increase in each of these categories. In our opinion, the winners will be those companies that manage to offer an increase in customer convenience and service.

ACOM's Response

I would now like to turn to ACOM's response to the challenges and opportunities described above. As I have already noted, the winners in our industry will be those that manage to provide low-cost, high value-added services to customers. In this respect I would like to make a number of observations.

- We need to be continually aware that each of our customers is an individual with individual needs and values. Some of our customers are primarily interested in price or the interest rate and credit limit extended. Others are interested in convenience, speed of response or access to our national network. Customers will naturally gravitate to those companies meeting their service and pricing preferences. Consequently, the value proposition we extend to our customers must be appropriately focused on individual needs.

- We need to maintain strict control over credit quality. This attitude explains why ACOM, although in principle willing to make acquisitions on the right terms, has been less aggressive than other companies in pursuing growth through acquisition. We have been more sensitive to the credit risks involved than others.

- While the provision of unsecured consumer loans will continue to be the engine powering our growth for the foreseeable future, it is important to note that the 10 trillion yen consumer finance market is just one component of the larger 53 trillion yen consumer credit market. ACOM has opportunities to build on its core competency to expand horizontally into this larger market in such areas as installment sales finance and the credit card business. The Company also has opportunities to partner with other financial institutions for mutual benefit. This phase of our development is now largely in place following the formation of relationships with various regional banks and others.

- Finally, we need to always bear in mind that a business such as ours cannot succeed in the absence of public trust. Unless the public has confidence in doing business with us, we are doomed to failure. Indeed, the abrupt fall from grace and bankruptcy of the US energy giant Enron and the subsequent problems being endured by its auditors are clear warnings to all that they ignore corporate governance and fair dealing at their peril. Transparent compliance with legal and social norms is a necessity not a luxury.

Corporate Renewal

ACOM is currently in the midst of a major corporate renewal that started last year in FY 2001. In that year, we made a full-scale entry into the servicing business through IR Loan Servicing, Inc. and formed a nonbank joint venture with the Bank of Tokyo Mitsubishi and others to form Tokyo-Mitsubishi Cash One in order to extend our reach to the whole consumer credit industry. This year, our energies will be devoted to two primary tasks. The first is to consolidate our back office operations to improve efficiency. The second is to develop our cross-channel marketing and customer relationship management facilities to position us at the forefront of our industry in being able to provide targeted services to clients integrated across all channels of distribution. In this way, we aim to be able to increase the value-added of our services at the same time as we reduce our cost base. The systems allowing us to do this are currently under construction and are due to come online during this fiscal year. At that time, we aim to be able to draw together all of the strands of our business development strategy as we move to establish a position of competitive advantage within the industry.

Alliances and Business Development

As noted above, for several years the major strategic thrust undertaken has been to put in place a number of partnerships with other financial services companies allowing ACOM to address opportunities in the wider consumer credit market.

Tokyo-Mitsubishi Cash One

In August 2001, ACOM reached agreement with the Bank of Tokyo Mitsubishi, Ltd., the Mitsubishi

Trust and Banking Corporation, DC CARD CO., LTD. and JACCS CO., LTD. on the formation of a joint venture company. This company started operation in March 2002 under the name "Tokyo-Mitsubishi Cash One Ltd." Initially it will provide consumer loans to individuals through channels that will be available on a 365 by 24 basis. Further out, it is intended that this joint venture expand its areas of operation into new areas made available as deregulation and technological progress make it possible to provide services crossing traditional sector boundaries. ACOM has dispatched staff to the new company, which will inherit ACOM's strong cost focus and ability to innovate. Under these arrangements ACOM achieves access to a new client base, which might otherwise have been resistant to doing business directly with a consumer finance company. Tokyo-Mitsubishi Cash One is estimated to lose 9.5 billion yen during the current financial year, its first year of operation. This will have a depressant effect on our consolidated earnings since this company is included as an equity method affiliate. However, we look for Tokyo-Mitsubishi Cash One to breakeven in its third year; and to eliminate accumulated losses by the end of its fifth year of operation.

Guarantee Business

Tokyo-Mitsubishi Cash One is structured to serve clients mainly in the major urban centers. Outside of these areas we have formed relationships with regional banks to provide their customers with loan services. Starting with Hokkaido Bank in May 2001, we have now formed relationships with a total of 4 regional banks. These operations have started to produce useful revenues. We will make every effort during FY 2002 to increase the number of partners to around 10. Should we succeed in this, the guarantee business should show a profit in FY 2003.

Servicing Business

It is now over one year since we entered the debt servicing business through an investment in IR Loan Servicing, Inc. This company purchases and services monetary claims against individuals and corporations from financial institutions. It also services such claims on consignment from other financial institutions and provides services related to the securitization of financial claims and real estate loan credits. In March 2002 this company received ratings of ABSS Unsecured 3 (JPN) as a special servicer of unsecured credits and CSS3+ (JPN) as a special servicer of CMBS from the credit rating agency Fitch Ratings.

Credit Card Business

We were first approved as a principal member of MasterCard International in July 1998. Since making an entry into the shopping credit market in April 1999, the number of ACOM credit cards in issue has expanded to over one million as we have exploited our competitive advantage relative to traditional credit card issuers. Foremost among these advantages is speed of response. We can, for example, handle the whole issuance process from initial application to card delivery in around 30 minutes compared with several days for our major competitors. In addition, our advanced infrastructure has allowed us to introduce a number of innovations, which our competitors are ill equipped to match, such as flexible repayment terms and issuance from our network of MUJINKUN machines.

At the core of our strategy in this area is the promotion of the cashing features of these cards by customers who may make heavy use of shopping credit but have not yet realized the convenience of the loan facilities provided.

Increasing Efficiency

Last year we made a number of moves to improve the efficiency of our operations and allow us to pursue low-cost operations and high value-added services simultaneously.

Nationwide Network and Back Office Consolidation

Our nationwide network now consists of 521 staffed and 1,240 unstaffed branches together with a network of 1,751 MUJINKUN machines and access to 49,777 CDs and ATMs both proprietary and through tie-ups with other financial institutions. This network is now sufficiently large and universally available to fulfill most current and expected demands on it. At present, however, each of the staffed branches acts an integrated service provider embracing both front office activities, such as sales and marketing and back office activities, such as fielding telephone inquiries from customers and collection. During the last year we have started to consolidate back office operations in a limited number of locations to improve the efficiency of our resource allocation. For example, we are currently consolidating various client support services into four regional contact centers. Ultimately, our goal is that the branch offices will concentrate solely on front office operations, adding value to our customer relationships, which remains the primary focus of these innovations. In this they will be supported by the advanced CRM (Customer Relationship Management) systems and channel integration we are putting in place and which I would like to discuss below.

Over the last 10 years ACOM has achieved a doubling in employee productivity. We believe that over the next 5 years, even assuming that we dedicate more resources to the provision of advanced services to our customers, we should still be able to achieve a further 50% improvement in productivity.

Computer Center Outsourcing

As a further measure directed to improving efficiency, during FY 2000 we reached agreement with IBM Japan to outsource our computer center operations. This was implemented in FY 2001 and should allow us to save over 13 billion yen over the next 10 years as well as freeing valuable systems development staff for other projects.

Channel Development

ACOM interacts with its customers using five distinct channels - face to face at the branches, via its own CDs and ATMs as well as those of tie-up partners, through its MUJINKUN automated loan application machines, by telephone and through the Internet. Over the next year we will be integrating all of these channels so that customers can interact with us seamlessly across multiple channels. For example, if a customer first contacts us via mobile phone and then visits a manned branch, up to date information should be available. This will mark a first for any consumer finance company in Japan and put us in a position to benefit as customers increasingly embrace virtual channels of distribution including the Internet.

CRM Systems

One further innovation in customer service we are intending to introduce is to construct an advanced CRM (Customer Relationship Management) system, which will analyze customer data stored in our systems with a view to elucidating and categorizing customer preferences. As mentioned above, our customers are multi-faceted in their demands.



"We believe that the consumer finance industry has entered a new phase. Winners will be those that can reach out to a wider market and provide low cost, high value-added services."





"Bonds of trust binding ACOM to our stakeholders is the fundamental basis on which all business resides."



Analyzing customer data in detail will give us some insight into the needs of our customers as a whole and a way of analyzing individual customer data to gain insight into that customer's personal preference.

Financial Strategy

ACOM remains financially a very conservative company. The two major imperatives in our financial policy are to lock in current low interest rates through the capital markets and to manage potential liquidity risk.

Falling Cost of Funds

The latter part of FY 2001 was difficult for us in our financing activities as bond market investors stayed on the sidelines following the multiple crises seen during that year. However, this only caused temporary problems in financing with the result that we were able once again to reduce our average cost of funds. As of the end of FY 2001, 27% of ACOM's borrowings were direct from the capital markets. Over the medium term we would like to increase this proportion to 40%. However, efforts to do so are currently inhibited by the unstable state of Japanese capital markets.

Diversifying Sources of Funds

Nevertheless, we are continuing to make active efforts to insure that we retain adequate access to funding even in the event of an emergency or severe market disruption in a number of ways. Firstly, we continue to seek out new lenders, as well as new classes of bond investors by engaging in active investor relations activities. Secondly, we are expanding our range of financing options through, for example, the issuance of ABS. Finally, at the end of FY 2001 we had established commitment facilities valid for 4 years in the amount of 181.4 billion yen. This has since been raised to 307.7 billion yen. We believe the optimal level for commitment lines would be in the 300 billion to 400 billion yen range that is roughly comparable with our annual financing needs.

Compliance

For ACOM, ethics and compliance are multi-faceted, comprising five different areas together with the systems required for their monitoring and management.

1. Compliance with law
2. Compliance with social ethics
3. Compliance with internal rules
4. Compliance with protection of human rights
5. Social contribution

One issue that has come to the fore during the past year with the abrupt collapse of Enron (and subsequently its auditor) is the imperative for companies to maintain bonds of trust with their major stakeholders including clients, shareholders and creditors. Indeed, those bonds are the fundamental basis on which all business rests. Break them and even the strongest companies are on a one-way trip to bankruptcy. We already screen job applicants for personal integrity at the hiring stage and have, for the past five years, included ethical training in our general training regime. During FY 2001 we moved decisively to build on these foundations and make sure we remain in compliance with legal and ethical norms at all levels of our organization.

Business Ethics Office

We have established a Business Ethics Office with a brief to install ACOM's sense of business ethics, dubbed the "ACOM method," into all employees. This office coordinates and reports to the Business Ethics Committee whose members are Managing Directors and the Director with responsibility for Business Ethics within the Company.

Compliance Officers

From October we will station a compliance officer at every one of our manned branches and in each department. Although these officers will report locally to the branch manager or department head, they will have a direct hotline to the Business Ethics Office. We are still in the midst of finalizing responsibilities for these staff. However duties will include making regular checks on whether the company is in compliance with regulations and the law, educating local employees on ethical issues, as well as resolving inquiries locally or referring problems up as necessary. A booklet detailing ACOM's Ethical Codes for Business including a self-check card has been printed and distributed to all employees.

Voluntary Work

In addition to the above, ACOM actively promotes voluntary work in the community by giving leave of absence, financial support and in other ways.

Corporate Culture

At root, we believe that ethical behavior is as much an issue of corporate culture as of maintaining oversight. We believe that companies lacking a commitment to fair and honest dealings with all stakeholders and society in general will ultimately fail. For this reason, I would like to assure all of our stakeholders that compliance is a matter of central importance to management and one that we will continue to prioritize over the coming years.

Outlook

We believe that the consumer finance industry has entered a new phase. The last ten years have seen major consumer finance companies grow apace in an essentially flat market as the industry has consolidated. The keys to future prosperity, by contrast, will be the degree to which consumer finance companies can reach out to a wider market and the provision of low cost, high value-added services. In particular, we believe that those companies, such as ACOM, which manage to control credit costs in a difficult environment will operate at an advantage.

In the shorter term, the outlook for FY 2002 is unclear. It seems likely that the Japanese economy will experience an anemic, cyclical recovery although employment conditions seem likely to remain under pressure. Nevertheless, we believe that the preparations made over the last several years should start to bear fruit, allowing ACOM to produce another year of increase in revenues and earnings.



ACOM in Figures

Consolidated Data

Consolidated Income and Expenses

(Millions of Yen)

	March 2001				March 2002				
		yoy %	ACOM	Consolidated / Unconsolidated ratio		yoy	yoy %	ACOM	Consolidated / Unconsolidated ratio
Operating Income	375,674	9.3	366,712	1.024	414,918	39,243	10.4	400,818	1.035
Operating Profit	160,310	10.2	158,507	1.011	171,248	10,938	6.8	168,961	1.014
Non-operating Income	1,746	28.8	1,670	-	2,027	280	16.1	2,126	-
Non-operating Expenses	1,245	-60.3	1,115	-	1,440	194	15.6	407	-
Income Before Extraordinary Items	160,811	11.9	159,062	1.011	171,836	11,024	6.9	170,680	1.007
Income Before Income Taxes	154,847	9.6	152,915	-	166,880	12,032	7.8	163,767	-
Net Income	81,369	9.4	80,757	1.008	95,637	14,267	17.5	94,777	1.009

Consolidated Operating Income

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	-	-	-	-	343,644	-	375,674	9.3	414,918	10.4
Financial Business	-	-	-	-	335,515	-	368,113	9.7	408,431	11.0
Loan Business	-	-	-	-	323,306	-	348,295	7.7	380,553	9.3
Credit Card Business	-	-	-	-	464	-	2,353	407.3	3,771	60.2
Installment Sales Finance Business	-	-	-	-	11,745	-	17,446	48.5	23,595	35.2
Guarantee Business	-	-	-	-	-	-	-	-	319	-
Loan Servicing Business	-	-	-	-	-	-	-	-	191	-
Others	-	-	-	-	-	-	17	-	0	-100.0
Other Business	-	-	-	-	8,127	-	7,561	-7.0	6,487	-14.2
Rental Business	-	-	-	-	6,719	-	5,569	-17.1	3,853	-30.8
Others	-	-	-	-	1,407	-	1,991	41.5	2,634	32.3

Consolidated Operating Income [Composition Ratio]

(%)

	March 1998	March 1999	March 2000	March 2001	March 2002
Operating Income	-	-	100.0	100.0	100.0
Loan Business	-	-	94.1	92.7	91.7
Credit Card Business	-	-	0.1	0.6	0.9
Installment Sales Finance Business	-	-	3.4	4.7	5.7
Guarantee Business	-	-	-	-	0.1
Loan Servicing Business	-	-	-	-	0.0
Rental Business	-	-	2.0	1.5	0.9
Others	-	-	0.4	0.5	0.7

Receivables Outstanding by Segment

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	**March 2002**	**yoy %**
Receivables Outstanding	-	-	-	-	1,478,703	-	1,720,616	16.4	**1,888,413**	**9.8**
Loans Business	-	-	-	-	1,347,757	-	1,497,045	11.1	**1,618,660**	**8.1**
ACOM CO., LTD.	-	-	-	-	1,347,757	-	1,496,237	11.0	**1,616,837**	**8.1**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	808	-	**327**	**-59.5**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**1,495**	**-**
Credit Card Business	-	-	-	-	6,359	-	19,735	210.3	**32,102**	**62.7**
ACOM MasterCard	-	-	-	-	6,167	-	19,157	210.6	**31,388**	**63.8**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	405	-	**624**	**54.1**
Installment Sales Finance Business	-	-	-	-	124,586	-	203,834	63.6	**237,502**	**16.5**
ACOM CO., LTD.	-	-	-	-	121,933	-	150,581	23.5	**161,247**	**7.1**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	49,112	-	**69,996**	**42.5**
SIAM A&C CO., LTD.	-	-	-	-	2,652	-	4,140	56.1	**6,258**	**51.1**
Loan Servicing Business	-	-	-	-	-	-	-	-	**147**	**-**

Note: Figures for SIAM A&C CO., LTD. are results as of December 31 settlement date.

Number of Customer Accounts by Segment

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	**March 2002**	**yoy %**
Loan Business	-	-	-	-	2,669,016	-	2,898,760	8.6	**3,058,274**	**5.5**
ACOM CO., LTD.	-	-	-	-	2,669,016	-	2,893,789	8.4	**3,035,706**	**4.9**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	4,971	-	**2,719**	**-45.3**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**19,849**	**-**
Credit Card Business	-	-	-	-	404,941	-	781,590	93.0	**1,016,544**	**30.1**
ACOM MasterCard	-	-	-	-	380,396	-	752,509	97.8	**1,004,118**	**33.4**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	3,238	-	**4,952**	**52.9**
Installment Sales Finance	-	-	-	-	415,065	-	768,882	85.2	**905,725**	**17.8**
ACOM CO., LTD.	-	-	-	-	358,400	-	446,217	24.5	**486,532**	**9.0**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	212,068	-	**246,786**	**16.4**
SIAM A&C CO., LTD.	-	-	-	-	56,665	-	110,597	95.2	**172,407**	**55.9**
Loan Servicing Business	-	-	-	-	-	-	-	-	**1,468**	**-**
Rental Business	-	-	-	-	604,558	-	347,918	-42.5	**15,978**	**-95.4**

Notes:

1. Loan business: Number of customer accounts with outstanding (including non-interest bearing) balance.

2. ACOM MasterCard: Cardholders.

3. Installment sales finance business: Number of contracts with receivables outstanding.

4. Loan servicing business: Number of accounts for purchased loans.

5. Rental business: Number of users during the fiscal year.

Non-Consolidated Data

Income and Expenses

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Operating Income	284,632	10.1	310,521	9.1	341,767	10.1	366,712	7.3	**400,818**	**9.3**
Loan Business	263,697	10.9	286,359	8.6	316,490	10.5	341,456	7.9	**373,235**	**9.3**
Operating Expenses	170,029	5.9	183,412	7.9	197,392	7.6	208,205	5.5	**231,857**	**11.4**
Financial Expenses	29,844	-11.0	28,777	-3.6	29,250	1.6	28,933	-1.1	**28,622**	**-1.1**
Other Operating Expenses	139,611	10.7	153,105	9.7	167,894	9.7	179,190	6.7	**203,235**	**13.4**
Operating Profit	114,603	17.2	127,109	10.9	144,374	13.6	158,507	9.8	**168,961**	**6.6**
Non-operating Income	1,517	-19.7	1,324	-12.7	1,319	-0.4	1,670	26.6	**2,126**	**27.3**
Non-operating Expenses	1,256	47.3	993	-21.0	2,958	197.9	1,115	-62.3	**407**	**-63.5**
Loss on Revaluation of Marketable Securities	847	11.2	330	-60.9	622	88.1	-	-	-	-
Income Before Extraordinary Items	114,863	16.2	127,440	10.9	142,735	12.0	159,062	11.4	**170,680**	**7.3**
Extraordinary Income	11	-49.8	28	153.8	656	-	1,561	137.8	**1**	**-99.9**
Extraordinary Losses	9,906	-14.3	4,418	-55.4	3,178	-28.1	7,708	142.6	**6,914**	**-10.3**
Loss on Sales of Fixed Assets	7,607	-14.5	2,027	-73.4	2,085	2.9	3,854	84.8	**5,579**	**44.8**
Loss on Revaluation of Investments in Securities	992	22.2	549	-44.6	106	-80.7	1,340	-	**411**	**-69.3**
Income Before Income Taxes	104,968	20.2	123,049	17.2	140,213	13.9	152,915	9.1	**163,767**	**7.1**
Income Taxes, Current	60,936	20.8	66,550	9.2	69,030	3.7	74,950	8.6	**79,360**	**5.9**
Enterprise Taxes	12,336	20.5	13,150	6.6	13,220	0.5	14,350	8.5	**16,960**	**18.2**
Income Taxes, Deferred	-	-	-	-	-2,854	-	-2,791	-2.2	**-10,370**	**271.4**
Net Income	44,032	19.4	56,499	28.3	74,038	31.0	80,757	9.1	**94,777**	**17.4**

Operating Income

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Operating Income	284,632	10.1	310,521	9.1	341,767	10.1	366,712	7.3	**400,818**	**9.3**
Loan Business	263,697	10.9	286,359	8.6	316,490	10.5	341,456	7.9	**373,235**	**9.3**
Unsecured Loans	256,662	11.2	278,684	8.6	308,205	10.6	333,349	8.2	**365,091**	**9.5**
Consumers	256,660	11.2	278,452	8.5	307,697	10.5	332,936	8.2	**364,814**	**9.6**
Commercials	1	-	232	-	508	118.8	413	-18.7	**277**	**-32.9**
Secured Loans	7,035	1.2	7,675	9.1	8,284	7.9	8,106	-2.2	**8,143**	**0.5**
Credit Card Business	7	14.9	15	99.8	451	-	2,323	414.8	**3,692**	**58.9**
ACOM MasterCard	-	-	-	-	428	-	2,298	436.1	**3,676**	**59.9**
Installment Sales Finance Business	5,929	21.0	8,364	41.1	11,136	33.1	14,287	28.3	**16,278**	**13.9**
Guarantee Business	-	-	-	-	-	-	-	-	**319**	-
Rental Business	8,538	-7.1	7,507	-12.1	6,395	-14.8	1,591	-75.1	-	-
Audio-Visual Software	5,198	-10.3	4,247	-18.3	3,007	-29.2	1,591	-47.1	-	-
Hardware	3,174	11.1	3,149	-0.8	3,388	7.6	-	-	-	-
Other	166	-69.5	110	-33.6	-	-	-	-	-	-
Sales	723	-36.3	1,755	142.7	320	-81.7	103	-67.7	-	-
Others	5,735	6.0	6,519	13.7	6,972	7.0	6,950	-0.3	**7,292**	**4.9**
Other Financial Income	647	13.3	815	26.0	367	-54.9	74	-79.7	**23**	**-69.1**
Other Operating Income	5,088	5.2	5,704	12.1	6,605	15.8	6,875	4.1	**7,268**	**5.7**
Collection of Bad Debts Deducted	4,720	6.0	5,265	11.6	6,134	16.5	6,508	6.1	**6,938**	**6.6**

Operating Income [Composition Ratio]

(%)

	March 1998	March 1999	March 2000	March 2001	March 2002
Operating Income	100.0	100.0	100.0	100.0	**100.0**
Loan Business	92.6	92.2	92.6	93.1	**93.1**
Credit Card Business	0.0	0.0	0.1	0.6	**0.9**
Installment Sales Finance Business	2.1	2.7	3.3	3.9	**4.1**
Guarantee Business	-	-	-	-	**0.1**
Rental Business	3.0	2.4	1.9	0.5	-
Sales	0.3	0.6	0.1	0.0	-
Others	2.0	2.1	2.0	1.9	**1.8**

Operating Expenses

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Operating Expenses	170,029	5.9	183,412	7.9	197,392	7.6	208,205	5.5	**231,857**	**11.4**
Financial Expenses	29,844	-11.0	28,777	-3.6	29,250	1.6	28,933	-1.1	**28,622**	**-1.1**
Cost of Sales	572	-41.4	1,529	167.1	247	-83.8	81	-67.1	-	-
Other Operating Expenses	139,611	10.7	153,105	9.7	167,894	9.7	179,190	6.7	**203,235**	**13.4**
Personnel Costs	35,058	1.7	33,179	-5.4	35,200	6.1	34,125	-3.1	**35,782**	**4.9**
Provision for Bad Debts	30,033	30.7	39,755	32.4	47,461	19.4	51,654	8.8	**69,984**	**35.5**
Bad Debt Write-Offs	27,433	29.5	32,355	17.9	37,461	15.8	44,392	18.5	**54,251**	**22.2**
Additional Allowance for Bad Debts	2,600	44.4	7,400	184.6	10,000	35.1	7,261	-27.4	**15,733**	**116.7**
Advertising and Promotional Expenses	14,419	-2.4	13,513	-6.3	15,693	16.1	20,216	28.8	**19,304**	**-4.5**
Administrative Expenses	13,991	2.4	14,857	6.2	15,770	6.1	15,242	-3.3	**15,487**	**1.6**
Expenses for Computer Operation and Development	15,120	30.6	19,189	26.9	18,617	-3.0	20,070	7.8	**23,336**	**16.3**
Fees	6,411	9.1	8,782	37.0	9,515	8.3	9,761	2.6	**11,241**	**15.2**
Insurance Expenses	2,676	12.1	3,272	22.3	5,776	76.5	6,578	13.9	**6,247**	**-5.0**
Depreciation Expenses	4,865	1.7	5,112	5.1	4,741	-7.2	4,211	-11.2	**3,829**	**-9.1**
Taxes and Other Public Charges	5,254	34.9	5,633	7.2	5,737	1.8	6,568	14.5	**6,851**	**4.3**
Others	11,781	0.6	9,807	-16.8	9,380	-4.4	10,759	14.7	**11,169**	**3.8**

Operating Expenses [Ratio of Operating Expenses to Operating Income]

(%)

	March 1998	yoy p.p.	March 1999	yoy p.p.	March 2000	yoy p.p.	March 2001	yoy p.p.	March 2002	yoy p.p.
Operating Expenses	59.7	-2.4	59.1	-0.6	57.8	-1.3	56.8	-1.0	**57.8**	**1.0**
Financial Expenses	10.5	-2.4	9.3	-1.2	8.6	-0.7	7.9	-0.7	**7.1**	**-0.8**
Cost of Sales	0.2	-0.2	0.5	0.3	0.1	-0.4	0.0	-0.1	-	-
Other Operating Expenses	49.0	0.2	49.3	0.3	49.1	-0.2	48.9	-0.2	**50.7**	**1.8**
Personnel Costs	12.3	-1.0	10.7	-1.6	10.3	-0.4	9.3	-1.0	**8.9**	**-0.4**
Provision for Bad Debts	10.6	1.7	12.8	2.2	13.9	1.1	14.1	0.2	**17.5**	**3.4**
Bad Debt Write-Offs	9.7	1.5	10.4	0.7	11.0	0.6	12.1	1.1	**13.6**	**1.5**
Additional Allowance for Bad Debts	0.9	0.2	2.4	1.5	2.9	0.5	2.0	-0.9	**3.9**	**1.9**
Advertising and Promotional Expenses	5.1	-0.6	4.3	-0.8	4.6	0.3	5.5	0.9	**4.8**	**-0.7**
Administrative Expenses	4.9	-0.4	4.8	-0.1	4.6	-0.2	4.2	-0.4	**3.9**	**-0.3**
Expenses for Computer Operation and Development	5.3	0.8	6.2	0.9	5.4	-0.8	5.5	0.1	**5.8**	**0.3**
Fees	2.3	0.0	2.8	0.5	2.8	0.0	2.7	-0.1	**2.8**	**0.1**
Insurance Expenses	0.9	0.0	1.1	0.2	1.7	0.6	1.8	0.1	**1.6**	**-0.2**
Depreciation Expenses	1.7	-0.2	1.6	-0.1	1.4	-0.2	1.1	-0.3	**0.9**	**-0.2**
Taxes and Other Public Charges	1.8	0.3	1.8	0.0	1.7	-0.1	1.8	0.1	**1.7**	**-0.1**
Others	4.1	-0.4	3.2	-0.9	2.7	-0.5	2.9	0.2	**2.8**	**-0.1**

Note: Ratio of operating expenses to operating income = Operating expenses/Operating income

Receivables Outstanding

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	**March 2002**	**yoy %**
Receivables Outstanding	1,147,108	12.4	1,297,689	13.1	1,476,050	13.7	1,666,149	12.9	**1,809,564**	**8.6**
Loans Business	1,083,214	11.3	1,206,401	11.4	1,347,757	11.7	1,496,237	11.0	**1,616,837**	**8.1**
Unsecured Loans	1,015,368	11.7	1,133,197	11.6	1,273,899	12.4	1,428,196	12.1	**1,548,894**	**8.5**
Consumers	1,015,306	11.7	1,131,255	11.4	1,271,865	12.4	1,426,696	12.2	**1,547,850**	**8.5**
Commercials	62	-	1,941	-	2,034	4.8	1,499	-26.3	**1,043**	**-30.4**
Secured Loans	67,845	5.1	73,204	7.9	73,857	0.9	68,041	-7.9	**67,942**	**-0.1**
Real Estate Card Loan	37,123	8.3	42,744	15.1	45,454	6.3	49,663	9.3	**53,509**	**7.7**
Credit Card Business	94	43.4	135	42.5	6,359	-	19,330	204.0	**31,478**	**62.8**
ACOM MasterCard	-	-	-	-	6,167	-	19,157	210.6	**31,388**	**63.8**
Others	94	43.4	135	42.5	192	41.9	172	-10.1	**90**	**-47.7**
Installment Sales Finance Business	63,799	36.8	91,152	42.9	121,933	33.8	150,581	23.5	**161,247**	**7.1**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	415	4.3	442	6.5	479	8.4	496 (513)	3.5 (7.1)	**512 (541)**	**3.2 (5.5)**
<Reference>										
Guaranteed loans receivable	-	-	-	-	-	-	-	-	**9,539**	**-**

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

Number of Customer Accounts

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	**March 2002**	**yoy %**
Loan Business	2,458,691	7.0	2,572,127	4.6	2,669,016	3.8	2,893,789 (2,796,743)	8.4 (4.8)	**3,035,706 (2,873,888)**	**4.9 (2.8)**
Unsecured Loans	2,446,935	7.1	2,559,255	4.6	2,655,803	3.8	2,880,304 (2,783,290)	8.5 (4.8)	**3,021,780 (2,860,021)**	**4.9 (2.8)**
Consumers	2,446,922	7.1	2,558,273	4.6	2,654,651	3.8	2,879,293 (2,782,279)	8.5 (4.8)	**3,020,908 (2,859,149)**	**4.9 (2.8)**
Commercials	13	-	982	-	1,152	17.3	1,011	-12.2	**872**	**-13.7**
Secured Loans	11,756	4.1	12,872	9.5	13,213	2.6	13,485	2.1	**13,926**	**3.3**
Credit Card Business	5,492	834.0	22,132	303.0	404,941	-	778,352	92.2	**1,011,592**	**30.0**
ACOM MasterCard	-	-	-	-	380,396	-	752,509	97.8	**1,004,118**	**33.4**
Others	5,492	834.0	22,132	303.0	24,545	10.9	25,843	5.3	**7,474**	**-71.1**
Installment Sales Finance	217,420	30.8	286,327	31.7	358,400	25.2	446,217	24.5	**486,532**	**9.0**

Notes:

1. Loan business: Number of customer accounts with outstanding balance.

2. ACOM MasterCard: Cardholders.

3. Others: "ACOSIS," a system for settling Internet shopping transaction and others.

4. Installment sales finance business: Number of contracts with receivables outstanding.

5. The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

Number of New Loan Customers

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Number of New Loan Customers	476,775	-16.0	453,123	-5.0	427,886	-5.6	443,100	3.6	**443,538**	**0.1**
Unsecured Loans	476,502	-16.0	452,770	-5.0	427,367	-5.6	442,110	3.4	**442,184**	**0.0**
Consumers	476,493	-16.0	452,747	-5.0	427,345	-5.6	442,092	3.5	**442,165**	**0.0**
Commercials	9	-	23	155.6	22	-4.3	18	-18.2	**19**	**5.6**
Secured Loans	273	-29.1	353	29.3	519	47.0	990	90.8	**1,354**	**36.8**

Number of Loan Business Outlets

	March 1998	yoy	March 1999	yoy	March 2000	yoy	March 2001	yoy	March 2002	yoy
Number of Loan Business Outlets	1,126	303	1,521	395	1,635	114	1,741	106	**1,761**	**20**
Staffed	516	-16	509	-7	512	3	521	9	**521**	**0**
Unstaffed	610	319	1,012	402	1,123	111	1,220	97	**1,240**	**20**

MUJINKUN

	March 1998	yoy	March 1999	yoy	March 2000	yoy	March 2001	yoy	March 2002	yoy
Number of MUJINKUN Outlets	1,106	324	1,507	401	1,623	116	1,733	110	**1,749**	**16**
Number of MUJINKUN Machines	1,108	323	1,509	401	1,625	116	1,735	110	**1,751**	**16**

Cash Dispensers and ATMs

	March 1998	yoy	March 1999	yoy	March 2000	yoy	March 2001	yoy	March 2002	yoy
Number of Cash Dispensers and ATMs	12,051	1,280	14,594	2,543	18,478	3,884	30,819	12,341	**49,777**	**18,958**
Proprietary	1,421	337	1,824	403	1,944	120	2,053	109	**2,068**	**15**
Open 365 Days/Year	1,410	348	1,814	404	1,937	123	2,046	109	**2,059**	**13**
Open 24 Hours/Day	1,102	347	1,507	405	1,633	126	1,755	122	**1,773**	**18**
Tie-up	10,630	943	12,770	2,140	16,534	3,764	28,766	12,232	**47,709**	**18,943**
Others	-	-	-	-	-	-	7,611	7,611	**7,611**	**0**

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

Employees

	March 1998	yoy	March 1999	yoy	March 2000	yoy	March 2001	yoy	March 2002	yoy
Number of Employees	4,287	-197	4,258	-29	4,314	56	4,321	7	**4,366**	**45**
Head Office	625	-90	664	39	658	-6	653	-5	**670**	**17**
Financial Service Business Division	3,373	-40	3,468	95	3,552	84	3,668	116	**3,696**	**28**
Contact Center	-	-	-	-	-	-	-	-	**335**	**335**
Other Business Division	289	-67	126	-163	104	-22	-	-104	-	-

Note: With the spin-off of the hardware rental division in April 2000, there is currently no entity that corresponds to the "Other Business Division."

Loan Interest Rate

(%)

	March 1998		March 1999		March 2000		March 2001		March 2002	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Average Loan Interest Rate During the Fiscal Year	25.51	-0.61	25.08	-0.43	24.86	-0.22	24.08	-0.78	23.80	-0.28
Unsecured Loans	26.52	-0.77	26.02	-0.50	25.70	-0.32	24.75	-0.95	24.32	-0.43
Consumers	26.52	-0.77	26.02	-0.50	25.70	-0.32	24.76	-0.94	24.32	-0.44
Commercials	15.45	-	24.43	8.98	24.08	-0.35	22.88	-1.20	21.59	-1.29
Secured Loans	10.68	-0.15	10.88	0.20	11.20	0.32	11.33	0.13	12.13	0.80

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
Effective Annual Interest Rate	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding
Loans Receivable Outstanding	2,446,922	1,015,306	2,558,273	1,131,255	2,654,651	1,271,865	2,879,293	1,426,696	3,020,908	1,547,850
28.470% and Higher	742,372	258,914	480,296	173,549	318,704	119,221	222,747	82,965	167,997	62,372
27.375%	933,802	325,964	1,279,140	454,270	1,459,659	536,453	1,541,140	554,181	1,665,353	597,408
25.000% - 26.500%	569,011	285,192	551,932	297,550	550,454	304,112	641,763	332,986	644,128	349,436
20.000% - 24.820%	144,819	108,842	177,486	159,279	223,033	204,425	330,606	282,329	376,548	332,221
18.250% - 19.000%	1,250	278	2,108	2,189	19,216	37,612	37,623	71,366	49,736	93,180
15.000% - 18.000%	19,912	26,718	22,643	33,176	33,481	57,751	52,370	90,123	58,501	98,799
Less than 15.000%	35,756	9,397	44,668	11,241	50,104	12,288	53,044	12,744	58,645	14,431

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate [Composition Ratio]

(%)

	March 1998		March 1999		March 2000		March 2001		March 2002	
Effective Annual Interest Rate	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding
Loans Receivable Outstanding	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
28.470% and Higher	30.3	25.5	18.8	15.3	12.0	9.4	7.7	5.8	5.6	4.0
27.375%	38.2	32.1	50.0	40.2	55.0	42.2	53.5	38.8	55.1	38.6
25.000% - 26.500%	23.3	28.1	21.6	26.3	20.7	23.9	22.3	23.3	21.3	22.6
20.000% - 24.820%	5.9	10.7	6.9	14.1	8.4	16.1	11.4	19.9	12.5	21.5
18.250% - 19.000%	0.0	0.0	0.1	0.2	0.7	2.9	1.3	5.0	1.7	6.0
15.000% - 18.000%	0.8	2.7	0.9	2.9	1.3	4.5	1.9	6.3	1.9	6.4
Less than 15.000%	1.5	0.9	1.7	1.0	1.9	1.0	1.9	0.9	1.9	0.9

Unsecured Loans Receivable Outstanding by Classified Receivables Outstanding

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
Classified Receivable Outstanding (Thousands of Yen)	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding
≤100	304,341	21,141	295,297	20,481	288,843	20,133	372,972	19,576	438,426	20,039
100< ≤300	583,947	132,248	583,877	131,855	568,346	128,577	570,692	129,995	558,095	127,094
300< ≤500	1,229,782	560,099	1,282,495	586,541	1,327,624	609,559	1,385,383	637,882	1,396,722	643,286
500< ≤1,000	310,838	272,011	344,039	303,527	372,173	329,124	386,856	338,669	387,674	333,173
1,000<	18,014	29,805	52,565	88,850	97,665	184,470	163,390	300,571	239,991	424,257
Total	2,446,922	1,015,306	2,558,273	1,131,255	2,654,651	1,271,865	2,879,293	1,426,696	3,020,908	1,547,850

Unsecured Loans Receivable Outstanding by Classified Receivables Outstanding [Composition Ratio]

(%)

	March 1998		March 1999		March 2000		March 2001		March 2002	
Classified Receivable Outstanding (Thousands of Yen)	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding	Number of Accounts	Receivables Outstanding
≤100	12.4	2.1	11.5	1.8	10.9	1.6	13.0	1.4	14.5	1.3
100< ≤300	23.9	13.0	22.8	11.7	21.4	10.1	19.8	9.1	18.5	8.2
300< ≤500	50.3	55.2	50.1	51.8	50.0	47.9	48.1	44.7	46.2	41.6
500< ≤1,000	12.7	26.8	13.5	26.8	14.0	25.9	13.4	23.7	12.9	21.5
1,000<	0.7	2.9	2.1	7.9	3.7	14.5	5.7	21.1	7.9	27.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Allowance for Bad Debts

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
		yoy %		yoy %		yoy %		yoy %		yoy %
Allowance for Bad Debts	36,900	7.6	44,300	20.1	54,300	22.6	61,900	14.0	77,700	25.5
Ratio of Allowance for Bad Debts	3.25	-	3.46	-	3.73	-	3.78	-	4.36	-
Additional Allowance for Bad Debts	2,600	44.4	7,400	184.6	10,000	35.1	7,600	-24.0	15,800	107.9

Note: Ratio of allowance for bad debts = Allowance for bad debts / (Loans receivable outstanding at the fiscal year-end plus Installment receivables)

Bad Debt Write-Offs

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Bad Debt Write-Offs (Millions of Yen)	27,433	29.5	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2
Loans Receivable	27,044	29.6	31,778	17.5	36,739	15.6	42,847	16.6	51,003	19.0
Unsecured Loans	26,197	28.4	31,042	18.5	35,958	15.8	39,839	10.8	49,713	24.8
Secured Loans	846	49.3	736	-13.0	781	6.1	3,007	284.9	1,290	-57.1
ACOM MasterCard	-	-	-	-	19	-	511	-	1,767	245.8
Installment Sales Finance	392	82.7	568	44.8	682	20.2	1,018	49.2	1,475	44.9
Average Bad Debt Write-Off Amounts per Account for Unsecured Loans (Thousands of Yen)	293	3.5	298	1.7	324	8.7	319	-1.5	332	4.1

[Ratio of Bad Debt Write-Offs]

	March 1998		March 1999		March 2000		March 2001		March 2002	
Loans Receivable (%)	2.50	(0.35)	2.63	(0.13)	2.72	(0.09)	2.86	(0.14)	3.15	(0.29)
Unsecured Loans	2.58	(0.34)	2.74	(0.16)	2.82	(0.08)	2.79	(-0.03)	3.21	(0.42)
Secured Loans	1.24	(0.37)	1.00	(-0.24)	1.04	(0.04)	4.35	(3.31)	1.84	(-2.51)
ACOM MasterCard	-	-	-	-	0.32	(0.32)	2.67	(2.35)	5.63	(2.96)
Installment Sales Finance	0.62	(0.16)	0.62	(0.00)	0.57	(-0.05)	0.68	(0.11)	0.91	(0.23)

Notes:

1. Ratio of bad debt write-offs

Loan business = Bad debt write-off of loan business / (Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization)

ACOM MasterCard = Bad debt write-off of ACOM MasterCard / Card shopping receivables

Installment sales finance business = Bad debt write-off of installment sales finance / Installment receivables

2. Figures in brackets indicate year-on-year change in percentage points.

Bad Debts

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
		%		%		%		%		%
Total Amount of Bad Debts	-	-	-	-	34,077	2.53	34,596	2.31	43,691	2.70
Loans to Borrowers in Bankruptcy or Under Reorganization	-	-	-	-	3,776	0.28	3,650	0.24	7,204	0.45
Applications for Bankruptcy in Progress	-	-	-	-	2,440	0.18	2,549	0.17	3,292	0.20
Applications for the Civil Rehabilitation in Progress	-	-	-	-	-	-	-	-	1,659	0.10
Applications for the Civil Rehabilitation have been Determined	-	-	-	-	-	-	-	-	131	0.01
Loans in Arrears	-	-	-	-	13,408	0.99	16,866	1.13	20,972	1.30
Loans Past Due for Three Months or More	-	-	-	-	498	0.04	518	0.03	497	0.03
Restructured Loans	-	-	-	-	16,394	1.22	13,561	0.91	15,016	0.93

Note: Percentage rates = Bad debts / (Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization)

Loans in Arrears for Less Than 3 Months

[excluding balance held by headquarters' collection department]

(Millions of Yen)

	March 1998		March 1999		March 2000		March 2001		March 2002	
		%		%		%		%		%
11 days ≤ < 3 months	-	-	-	-	9,504	0.70	10,703	0.71	13,605	0.84
31 days ≤ < 3 months	-	-	-	-	5,798	0.43	6,269	0.42	7,468	0.46
11 days ≤ < 31 days	-	-	-	-	3,706	0.27	4,434	0.30	6,136	0.38

Note: Percentage rates = Bad debts / (Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization)

Category criteria concerning situations of bad debts are as follows:

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.

This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Funds Procurement

(Millions of Yen)

	March 1998	C.R.	March 1999	C.R.	March 2000	C.R.	March 2001	C.R.	March 2002	yoy %	C.R.
Borrowings	1,080,286	100.0	1,191,700	100.0	1,192,926	100.0	1,283,167	100.0	**1,417,966**	**10.5**	**100.0**
Indirect	981,586	90.9	1,059,300	88.9	976,926	81.9	971,367	75.7	**1,035,186**	**6.6**	**73.0**
City Banks	25,347	2.4	16,987	1.4	20,423	1.7	28,798	2.3	**37,017**	**28.5**	**2.6**
Regional Banks	70,670	6.6	61,618	5.2	49,427	4.1	47,576	3.7	**56,634**	**19.0**	**4.0**
Long-Term Credit Banks	102,762	9.5	110,762	9.3	75,810	6.4	67,638	5.3	**85,608**	**26.6**	**6.0**
Trust Banks	408,810	37.8	452,698	38.0	437,622	36.7	457,598	35.7	**433,001**	**-5.4**	**30.5**
Foreign Banks	65,560	6.1	65,000	5.5	49,000	4.1	17,000	1.3	**46,000**	**170.6**	**3.3**
Life Insurance Companies	233,741	21.6	253,177	21.2	256,893	21.5	270,883	21.1	**268,215**	**-1.0**	**18.9**
Non-Life Insurance Companies	56,476	5.2	64,224	5.4	61,845	5.2	55,711	4.3	**51,434**	**-7.7**	**3.6**
Others	18,220	1.7	34,834	2.9	25,906	2.2	26,163	2.0	**57,277**	**118.9**	**4.1**
Direct	98,700	9.1	132,400	11.1	216,000	18.1	311,800	24.3	**382,780**	**22.8**	**27.0**
Straight Bonds	32,000	2.9	99,900	8.4	160,000	13.4	245,000	19.1	**295,000**	**20.4**	**20.8**
Convertible Bonds	-	-	-	-	50,000	4.2	50,000	3.9	**50,000**	**0.0**	**3.5**
Commercial Paper	66,700	6.2	27,500	2.3	1,000	0.1	12,000	0.9	**10,000**	**-16.7**	**0.7**
Securitization of Installment Sales Finance Receivables	-	-	5,000	0.4	5,000	0.4	4,800	0.4	**3,900**	**-18.8**	**0.3**
Others	-	-	-	-	-	-	-	-	**23,880**	**-**	**1.7**
Short-Term	260,542	24.1	142,297	11.9	19,668	1.6	19,188	1.5	**13,562**	**-29.3**	**1.0**
Long-Term	819,744	75.9	1,049,403	88.1	1,173,258	98.4	1,263,980	98.5	**1,404,403**	**11.1**	**99.0**
Fixed	495,561	45.9	761,465	63.9	847,114	71.0	978,647	76.3	**1,154,619**	**18.0**	**81.4**
Interest Rate Swaps (Notional)	84,060	7.8	158,162	13.3	161,398	13.5	88,577	6.9	**96,648**	**9.1**	**6.8**
Interest Cap (Notional)	-	-	35,000	2.9	35,000	2.9	110,000	8.6	**117,000**	**6.4**	**8.3**
[Interest Rate]											
Average Interest Rate on Funds Procured During the Year (%)	3.00	-	2.57	-	2.46	-	2.37	-	**2.13**	-	-
Average Nominal Interest Rate on Funds Procured During the Year	2.55	-	2.39	-	2.25	-	2.17	-	**1.88**	-	-
Floating Interest Rate	2.00	-	2.01	-	2.20	-	2.20	-	**1.77**	-	-
Fixed Interest Rate	3.92	-	2.96	-	2.65	-	2.38	-	**2.21**	-	-
Short-Term	1.45	-	1.48	-	1.35	-	1.21	-	**1.07**	-	-
Long-Term	3.50	-	2.82	-	2.55	-	2.43	-	**2.19**	-	-
Direct	1.36	-	1.71	-	1.72	-	1.76	-	**1.88**	-	-
Indirect	3.10	-	2.63	-	2.58	-	2.52	-	**2.21**	-	-

Notes:

1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.

2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Credit Card Business [ACOM MasterCard]

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Number of Cardholders	-	-	-	-	380,396	-	752,509	97.82	**1,004,118**	**33.4**
Card Shopping Receivables	-	-	-	-	6,167	-	19,157	210.60	**31,388**	**63.8**
Revolving Receivables	-	-	-	-	4,025	-	16,123	300.60	**27,731**	**72.0**
Operating Income	-	-	-	-	428	-	2,298	436.10	**3,676**	**59.9**
Number of Card Issuance Machines	-	-	-	-	354	-	773	-	**1,200**	-
MUJINKUN	-	-	-	-	354	-	582	-	**894**	-
Loan Business Outlets	-	-	-	-	0	-	191	-	**306**	-

Installment Sales Finance Business

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Number of Customer Accounts	217,420	30.8	286,327	31.7	358,400	25.2	446,217	24.5	**486,532**	**9.0**
Installment Receivables	63,799	36.8	91,152	42.9	121,933	33.8	150,581	23.5	**161,247**	**7.1**
Adjusted Receivables	53,080	35.8	75,272	41.8	100,300	33.2	124,046	23.7	**133,409**	**7.5**
Operating Income	5,929	21.0	8,364	41.1	11,136	33.1	14,287	28.3	**16,278**	**13.9**
Composition Ratio to Total Operating Income	2.1	-	2.7	-	3.3	-	3.9	-	**4.1**	-
Ratio of Bad Debt Write-Offs	0.62	-	0.62	-	0.57	-	0.68	-	**0.91**	-
Number of Merchant Venders	4,381	-	4,668	-	5,007	-	5,337	-	**5,784**	-
Number of Employees	134	-	180	-	200	-	216	-	**231**	-

Notes:

1. Number of customer accounts: Contracts with receivables outstanding.

2. Composition ratio to total operating income = Operating income of installment sales finance / Total operating income

Guarantee Business

(Millions of Yen)

	March 1998	yoy %	March 1999	yoy %	March 2000	yoy %	March 2001	yoy %	March 2002	yoy %
Number of Accounts with Outstanding Balance	-	-	-	-	-	-	-	-	**32,432**	-
Loan Guarantee Receivables	-	-	-	-	-	-	-	-	**9,539**	-
Income from Guarantee Business	-	-	-	-	-	-	-	-	**319**	-

Financial Ratios

(%)

	March 1998	yoy p.p.	March 1999	yoy p.p.	March 2000	yoy p.p.	March 2001	yoy p.p.	March 2002	yoy p.p.
Dividend Pay-out Ratio	13.3	-0.6	11.7	-1.6	10.9	-0.8	11.8	0.9	**12.3**	**0.5**
Shareholders' Equity Ratio	20.4	0.1	21.4	1.0	25.2	3.8	26.8	1.6	**27.7**	**0.9**
Dividend on Equity	2.0	0.0	1.9	-0.1	1.9	0.0	1.9	0.0	**2.0**	**0.1**
Return on Equity (ROE)	16.1	0.6	17.8	1.7	19.2	1.4	17.4	-1.8	**17.5**	**0.1**
Operating Profit to Total Assets	8.5	0.3	8.4	-0.1	8.7	0.3	8.9	0.2	**8.5**	**-0.4**
Income Before Extraordinary Items to Total Assets	8.5	0.2	8.4	-0.1	8.6	0.2	8.9	0.3	**8.6**	**-0.3**
Return on Assets (ROA)	3.3	0.2	3.7	0.4	4.5	0.8	4.5	0.0	**4.8**	**0.3**
Operating Margin	40.3	2.4	40.9	0.6	42.2	1.3	43.2	1.0	**42.2**	**-1.0**
Income Before Extraordinary Items to Operating Income	40.4	2.1	41.0	0.6	41.8	0.8	43.4	1.6	**42.6**	**-0.8**
Net Income Margin	15.5	1.2	18.2	2.7	21.7	3.5	22.0	0.3	**23.6**	**1.6**
Current Ratio	239.1	-8.4	294.5	55.4	368.5	74.0	395.2	26.7	**386.1**	**-9.1**
Fixed Assets Ratio	41.6	-8.4	36.8	-4.8	28.4	-8.4	26.1	-2.3	**25.4**	**-0.7**
Interest Coverage (times)	4.8	0.9	5.4	0.6	5.9	0.5	6.5	0.6	**6.9**	**0.4**
<Reference>										
Business Operating Cost Ratio	12.6	-0.7	12.6	0.0	12.2	-0.4	11.5	-0.7	**10.7**	**-0.8**

Note: Business operating cost ratio = Other operating expenses / (Average loans receivable outstanding during the fiscal year plus Installment receivables excluding deferred income on installment sales finance)

Adjusted Per Share Data

(Yen)

	March 1998	March 1999	March 2000	March 2001	March 2002
Net Income	300.29	385.32	504.93	550.75	**647.31**
Dividends	40.00	45.00	55.00	65.00	**80.00**
Shareholders' Equity	1,999.12	2,341.59	2,916.96	3,429.24	**3,969.80**

Note: Historical figures have been adjusted.

Adjusted Per Share Data [Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

	March 1998	March 1999	March 2000	March 2001	March 2002
Net Income	19.4	28.3	31.0	9.1	**17.5**
Dividends	14.3	12.5	22.2	18.2	**23.1**
Shareholders' Equity	15.3	17.1	24.6	17.6	**15.8**

Shares Issued

(Thousands)

	March 1998	March 1999	March 2000	March 2001	March 2002
Average Number of Shares Issued During the Year	146,631	146,631	146,631	146,631	**146,417**
Number of Shares Issued at Year-end	146,631	146,631	146,631	146,631	**146,283**

Notes:

1. *From the fiscal year ended March 31, 2002, the average number of treasury stocks during the year are excluded from the average number of shares issued during the year.*
2. *From the fiscal year ended March 31, 2002, the number of treasury stocks at the year-end are excluded from the number of shares issued at year-end.*



Management's Discussion & Analysis

Consolidated Performance

ACOM reported consolidated results for the first time during the year to March 2000. The year under consideration is thus the third year for which consolidated results have been reported. As of March 2002, there were 16 subsidiaries (10 domestic and 6 overseas) subject to consolidation and a further 3 affiliates (2 domestic and 1 overseas) subject to the equity method of accounting. However, the parent company continues to account for the vast majority of the income, profits and assets of the Company. Consolidated operating income, net income and total assets all differ from those of the parent company by less than 5%. Consequently, the analysis presented in the main body of the text below is applicable to the parent company only. Comments on the main subsidiaries and affiliates follow.

JCK CREDIT CO., LTD., formerly JUKI CREDIT, continues to grow as part of the ACOM group. This company, together with ACOM Shinpan, forms the core of ACOM's installment sales finance business. JCK CREDIT raised the balance of installment receivables outstanding from 49.5 billion to 70.6 billion yen during FY 2001. In addition, there was an improvement in the quality of receivables outstanding, although not yet reaching the same level as ACOM Shinpan.

Operating Income


(Billions of Yen)
450
400
350
300
2001
2002

Income Before Income Taxes


(Billions of Yen)
180
160
140
120
100
2001
2002

Net Income


(Billions of Yen)
100
90
80
70
60
50
2001
2002

The figures in the graphs above indicate consolidated results.

IR Loan Servicing, Inc., ACOM's vehicle for entry in the servicing business, earning commissions on the collection of consignment and purchased loans, made a modest 200 million yen in its first year of operation. However, following the opening of an Osaka office and acquisition of a servicer rating, the intention is that this operation should grow swiftly to become a major contributor to the Group total.

SIAM A&C CO., LTD., 49%-owned by ACOM, is active in the hire purchase business in Thailand. This company has steadily expanded its business to make a full-scale entry into the loan business in July 2001. It made a profit during FY 2000 and eliminated cumulative losses during FY 2001.

CHAILEASE ACOM FINANCE CO., LTD., a 40%-owned equity-method affiliate, is a joint venture with Taiwan's largest leasing company, concentrating on installment sales of motorcycles. This company recorded a surplus and eliminated cumulative losses in only its second year of operation.

Tokyo-Mitsubishi Cash One Ltd., a 35%-owned equity-method affiliate, is a joint venture with the Bank of Tokyo Mitsubishi, Ltd., the Mitsubishi Trust and Banking Corporation, DC CARD CO., LTD. and JACCS CO., LTD. It provides consumer loans to customers and started operations in

Number of New Loan Customers


(Thousands)
490
480
470
460
450
440
430
420
410
400
1998
1999
2000
2001
2002

Number of MUJINKUN Outlets


2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

Number of Loan Business Outlets


2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
Staffed
Unstaffed

The figures in the graphs above indicate non-consolidated results

March 2002 at the end of the period under consideration. This company is working hard to achieve an expansion in its business scale.

During FY 2001, consolidated operating income rose by 10.4% to 414.9 billion yen, operating profit by 6.8% to 171.2 billion yen, income before income taxes by 7.8% to 166.8 billion yen and net income by 17.5% to 95.6 billion yen.

Non-Consolidated Performance

The following comments are relevant to ACOM CO., LTD., the parent company.

Background

The Japanese economy remained mired in recession during the first part of the year. In spite of some indications that the economy might have hit bottom in the last quarter of the period, there was a sharp deterioration in employment prospects and rising personal bankruptcies in the second half of the year. Across the consumer finance industry, this was reflected in slowing revenue growth and a surge in bad debts. The environment of uncertainty was not helped by a series of large-scale corporate failures after September, including MYCAL CORPORATION, TAISEI FIRE and MARINE INSURANCE CO LTD., and Aoki Construction in Japan. In addition, these failures together with the spectacular bankruptcy of Enron Corporation in the United States caused debt market investors to become extremely cautious and risk averse. This had negative consequences for the Company in the latter part of the year as the cost of bond issuance rose.

Network Enhancement

While maintaining strict cost control in an adverse environment, the Company continued to invest in measures designed to streamline and consolidate back office functions. To this end, ACOM intends to open 4 contact centers. During the year under consideration one was opened with the transfer of 335 staff from branch offices. Total headcount nevertheless rose by only 1%.

Reflecting the fact that the Company's nationwide branch network is now adequate for its intended purpose, there was only a modest increase in this area with 20 unstaffed and no staffed outlets being added to the previous totals of 1,741 and 521 respectively. In order to increase convenience to its customers the Company did add 18,958 cash dispensers and ATMs, all but 15 of which were obtained through tie-ups with other financial institutions, to its network. This brought the total number of such terminals available to ACOM customers to 49,777.

Loans Business

Against this background, the Company attracted the same number of new loan customers, slightly over 443,500, as during the previous year, taking the total number of accounts above 3 million for the first time. At the end of the year the Company had 3,035,700 accounts, a rise of 4.9% compared with the year earlier figure. Loan receivables outstanding rose 8.1% to 1,616.8 billion yen as the Company promoted loans its to most creditworthy customers. Nearly one half of all loans outstanding are now accounted for by customers with outstanding balances over 500,000 yen. Consequently, operating income in the loan business rose by 9.3% to 373.2 billion yen, accounting for the great majority, 93.1%, of the total operating income of 400.8 billion yen recorded for the year.

Credit Card Business

The number of ACOM credit card holders rose by 30% to 1,011,500. This was outpaced by the growth in receivables outstanding, which rose 62.8% to reach 31.4 billion yen. Operating income in this credit card business rose 58.9% to 3.6 billion yen. Although accounting for only a small proportion of operating income and receivables, this balance is slated to continue to grow briskly in the medium term.

Installment Sales Finance Business

Conversely, because of a slowdown in demand from affiliated stores on the heels of the poor economy, growth in the installment sales finance business, on a parent-only basis, slowed considerably from the double-digit levels recorded in recent years. The

Number of Cash Dispensers and ATMs


(Thousands)
60
50
40
30
20
10
0
1998
1999
2000
2001
2002

Number of Employees


5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002

Outstanding Receivables Balance


(Billions of Yen)
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
Loan Business
Credit Card Business
Installment Sales Finance Business

The figures in the graphs above indicate non-consolidated results

Average Balance of Unsecured Loans


(Thousands of Yen)
520
500
480
460
440
420
400
1998
1999
2000
2001
2002

Average Interest Rate on Loans


(%)
26.0
25.5
25.0
24.5
24.0
23.5
23.0
22.5
1998
1999
2000
2001
2002

Number of Customers


(Thousands)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
Loan Business
Credit Card Business
Installment Sales Finance Business

The figures in the graphs above indicate non-consolidated results

Other Expenses


(Billions of Yen)
250
200
150
100
50
0
1998
1999
2000
2001
2002
Personnel Costs
Provision for Bad Debts
Advertising and Promotional Expenses
Administrative Expenses
Expenses for Computing Operation and Development
Others

Financial Expenses


(Billions of Yen)
40
30
20
10
0
1998
1999
2000
2001
2002

Financial Expenses


(As % of Operating Income)
20
18
16
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

The figures in the graphs above indicate non-consolidated results

Other Expenses


(As % of Operating Income)
20
18
16
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002
Personnel Costs
Provision for Bad Debts
Advertising and Promotional Expenses
Administrative Expenses
Expenses for Computing Operation and Development
Others

Operating Income


(Billions of Yen)
500
400
300
200
100
0
1998
1999
2000
2001
2002
Loan Business
Other Business

The figures in the graphs above indicate non-consolidated results

number of customer accounts and the level of installment receivables outstanding rose by 9.0% to 486,500 and 7.1% to 161.2 billion yen, respectively. Operating income rose by 13.9% to 16.2 billion yen or 4.1% of total operating income.

Guarantee Business

Although small in scale, with only 300 million yen in operating income during FY 2001, the guarantee business is slated to become a mainstay of the Company's operations in future years. During FY 2001 ACOM partnered with four regional banks to offer these services. Current plans call for a further increase to 10 partners in the short term.

Trends in Profitability

For much of the last decade, ACOM has been able to steadily improve its margins as increases recorded in operating expenses have lagged increases in operating income. The principal contributors to this steady improvement have been a decline in financial expenses as the Company's funding costs have benefited from a general downtrend in interest rates and move to direct financing, and continuous productivity improvements arising from increasing automation of the network which have led to a decrease in branch operating costs as well as essentially flat personnel costs in spite of the brisk rise in revenues.

During FY 2001 these two trends remained in evidence. Financial expenses actually declined by 1.1% to 28.6 billion yen in spite of a 10.5% increase in the debt burden to 1,417.9 billion yen. During the second half of the year, ACOM experienced some disruption to its bond market financing in the wake of the dislocations applying to fixed income markets globally during the period. Nevertheless, the average interest rate on funds procured during the year fell again to 2.13% from 2.37% applying during the previous year. Personnel costs rose a meager 4.9% after actually showing a decline during the previous financial year.

Increase in Provisions for Bad Debt

Overall, however, operating expenses rose 11.4% to 231.8 billion yen, outpacing the growth in operating income of 9.3%. This was due to a sharp 35.5% increase in the level of provision for bad debts, which reached 69.9 billion yen. This was a reflection of a sharp deterioration in employment conditions especially during the second half of the year.

Operating Income

Reflecting all of the above, operating income rose by 6.6% to 168.9 billion yen. Income before income taxes rose by 7.1% to 163.7 billion yen.

In July 2001, 12 million shares in ACOM owned by the Kinoshita family and other related interests were placed with domestic and international investors in an equity offering lead-managed by Merrill Lynch Japan Securities Co., Ltd. This reduced the Kinoshita family's total holding in ACOM to a point where certain taxes imposed on closely-held corporations no longer applied. Consequently, ACOM's total tax burden for FY 2001 fell by approximately 9 billion yen compared with the amount that would otherwise have been payable. Reflecting this fact, net income rose by 17.4% to 94.7 billion yen.

Financing

Borrowings rose from 1,283.1 billion yen to 1,417.9 billion yen or by 10.5% during FY 2001 as the Company expanded borrowing in line with the increase in its business scale. In spite of disruption to capital markets in the second half of the year, direct financing increased by 22.8% to 382.7 billion yen accounting for 27.0% of total borrowings. As noted above, the average interest rate on funds procured during the year was 2.13%, a decline of 0.24 percentage points compared with the previous year.

Per Share Data

The Company recorded EPS of 647.31 yen compared with 550.75 yen the previous year. Shareholders' equity per share increased from 3,429.24 yen to 3,969.80 yen. As a result, return on equity (ROE) improved by 0.1 percentage points to 17.5%, return on assets (ROA) improved by 0.3 percentage points to 4.8%, and the shareholders' equity ratio

Earnings


200
(Billions of Yen)
150
100
50
0
1998
1999
2000
2001
2002
Operating Profit
Income Before Income Taxes
Net Income

Borrowing


1,600
(Billions of Yen)
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
Indirect
Direct

Average Interest Rate on Funds Procured During the Year


3.5
(%)
3.0
2.5
2.0
1.5
1998
1999
2000
2001
2002

The figures in the graphs above indicate non-consolidated results.

Dividend Pay-Out Ratio


(%)
13.5
13.0
12.5
12.0
11.5
11.0
10.5
10.0
1998 1999 2000 2001 2002

Shareholders' Equity Ratio


(%)
29
27
25
23
21
19
17
15
1998 1999 2000 2001 2002

Return on Equity (ROE)


(%)
19.5
19.0
18.5
18.0
17.5
17.0
16.5
16.0
15.5
15.0
14.5
1998 1999 2000 2001 2002

The figures in the graphs above indicate non-consolidated results

Return on Assets (ROA)


(%)
5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
1998 1999 2000 2001 2002

Operating Margin


(%)
43.5
43.0
42.5
42.0
41.5
41.0
40.5
40.0
39.5
39.0
38.5
1998 1999 2000 2001 2002

Net Income Margin


(%)
25
24
23
22
21
20
19
18
17
16
15
1998 1999 2000 2001 2002

The figures in the graphs above indicate non-consolidated results

Current Ratio


(%)
450
400
350
300
250
200
1998 1999 2000 2001 2002

Fixed Assets Ratio


(%)
45
40
35
30
25
20
1998 1999 2000 2001 2002

Interest Coverage


(Times)
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
1998 1999 2000 2001 2002

The figures in the graphs above indicate non-consolidated results improved by 0.9 percentage points to 27.7%. ACOM declared a dividend of 80 yen for the year, an increase of 15 yen over the previous year.

Bad Debts

During FY 2001, ACOM wrote off 54.2 billion yen in bad debts, an increase of 22.2% over the previous year. In addition, to provision against an expected increase in future bad debts, the Company took an additional allowance for bad debts of 15.8 billion yen, over twice the level taken the previous year. Consequently, the total allowance for bad debts rose to 77.7 billion yen or approximately 4.36% of the total balance of loan receivables and installment receivables at year-end. This was a sharp increase from the level of 3.78% recorded at the end of the year-earlier period and leaves ACOM adequately provisioned, even taking into account the adverse operating climate.

Cash Flows

Net cash used in operating activities fell from a level of 85.8 billion yen seen in FY 2000 to only 26.1 billion in FY 2001. The major contributors to this improvement were greater cash inflows from income before income taxes and an increase in allowance for bad debts coupled with a decline in the rate of increase in loans receivable. Income taxes paid during the year, another major item in the cash flow statements, rose only marginally.

Provision for Bad Debts


(Billions of Yen)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
Bad Debt Write-Offs
Additional Allowance for Bad Debt

Bad Debts
(as of March 31, 2002)


(%)
Loans to Borrowers in Bankruptcy or under Reorganization
Loans in Arrears
Loans Past Due for 3 Months or More
Restructured Loans

The figures in the graphs above indicate non-consolidated results

Net cash used in investing activities is usually a rather small number compared with cash flow from operations and cash flow from financing activities. However, during the year, ACOM actively invested in subsidiaries and affiliates causing a net cash outflow of 29,803 million yen from investing activities compared with a cash inflow of 813 million yen during the previous year.

Net cash provided by financing activities fell from 80.9 billion yen to 69.3 billion yen. Although the company raised 481.2 billion yen in new long-term debt, repayments of principal also rose sharply to 392.4 billion yen from 335.2 billion yen, while repayment of short-term loans, an increase in treasury stock and in dividends paid during the year all absorbed cash.

Nevertheless, the decline in cash flow absorbed by operations comfortably offset the increase in cash used in investing activities and the reduced level of cash provided by financing activities to leave cash and cash equivalents at the end of the year well ahead of the year-earlier figure at 104.9 billion yen.

Assets and Liabilities

Current assets rose to 1,947.9 billion yen from 1,745.0 billion yen. Principal contributors to this rise were the increase in the level of loans receivable and notes and accounts receivable, together with a 50 billion yen item corresponding to a deposit for redemption of convertible bonds.

Property and equipment net of accumulated depreciation fell 13.6% from 61.2 billion yen to 52.9 billion yen. The main contributor to the decrease was the sale of land held by ACOM to ACOM ESTATE CO., LTD., causing the total held on the balance sheet to fall from 20.3 billion yen to 14.5 billion yen.

The level of debt due within one year including the current portion of long term debt dominates current liabilities. A sharp rise in the latter from 338.2 billion yen to 401.2 billion yen was behind a corresponding rise in current liabilities, which finished the year at 504.4 billion yen compared with 441.5 billion yen the year before, mainly reflecting a 50 billion yen CB maturing within one year.

Similarly, rising levels of long-term debt caused total long-term liabilities to climb by 8.5% to 1,010.0 billion yen from 931.8 billion yen.

Total shareholders' equity rose 15.5% to 580.7 billion yen due to a sharp increase in retained earnings, which rose by 18.5% to 536.0 billion yen reflecting the Company's strong earnings.

Financial Section

Consolidated Balance Sheets
ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 3) 2002
Assets			
Current assets:			
Cash and cash equivalents	¥ 120,163	¥ 104,627	$ 901,786
Time deposits and other bank deposits (Note 6)	1,263	83	9,478
Marketable securities (Note 5)	452	298	3,392
Loans receivable (Notes 4 and 6)	1,618,660	1,497,045	12,147,542
Notes and accounts receivable (Note 6)	270,084	224,022	2,026,896
Inventories	7,356	7,228	55,204
Deposit for redemption of convertible notes (Note 6)	50,000	—	375,234
Deferred tax assets (Note 8)	30,061	21,300	225,598
Other current assets	22,669	20,265	170,123
Allowance for bad debts	(78,945)	(63,071)	(592,457)
Total current assets	2,041,766	1,811,801	15,322,821
Property and equipment:			
Land	24,852	31,641	186,506
Buildings and structures	46,196	52,482	346,686
Equipment	34,243	31,877	256,983
	105,292	116,002	790,183
Accumulated depreciation	(40,024)	(40,501)	(300,367)
Property and equipment, net (Note 6)	65,268	75,500	489,816
Investments and other assets:			
Investments in securities (Notes 5 and 6)	21,459	25,577	161,043
Investments in and advances to affiliates	6,440	343	48,330
Telephone rights and other intangible assets	1,459	1,839	10,949
Rental deposits	11,452	11,581	85,943
Prepaid pension expenses (Note 7)	3,671	4,164	27,549
Unamortized discounts on bonds	1,787	—	13,410
Deferred tax assets (Note 8)	2,410	1,555	18,086
Other	13,269	12,760	99,579
Allowance for bad debts	(2,118)	(1,289)	(15,894)
Total investments and other assets	59,831	56,534	449,013
Total assets	¥ 2,166,865	¥ 1,943,836	$ 16,261,651

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 3) 2002
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term loans (Note 6)	¥ 29,337	¥ 26,393	$ 220,165
Current portion of long-term debt (Note 6)	418,121	356,891	3,137,868
Notes and accounts payable	6,571	9,714	49,313
Accrued income taxes (Note 8)	43,061	40,613	323,159
Deferred income on installment sales	39,437	33,579	295,962
Allowance for loss on debt guarantees (Note 11)	12	—	90
Deferred tax liabilities (Note 8)	27	17	202
Other current liabilities	16,265	14,404	122,063
Total current liabilities	552,834	481,613	4,148,848
Long-term liabilities:			
Long-term debt (Note 6)	1,022,907	950,283	7,676,600
Allowance for employees' retirement benefits (Note 7)	3,173	3,092	23,812
Allowance for directors' and statutory auditors' retirement benefits	980	886	7,354
Deferred tax liabilities (Note 8)	—	1,430	—
Other long-term liabilities	3,874	2,871	29,073
Total long-term liabilities	1,030,936	958,564	7,736,855
Minority interests in consolidated subsidiaries	357	322	2,679
Commitments and contingent liabilities (Note 11)			
Shareholders' equity:			
Common stock, ¥50 par value per share:			
Authorized: 533,200,000 shares			
Issued: 146,630,880 shares at March 31, 2002 and 2001	17,282	17,282	129,696
Additional paid-in capital	25,772	25,772	193,410
Retained earnings (Notes 10 and 17)	543,276	458,669	4,077,118
Net unrealized gains on other securities	1,127	3,183	8,457
Foreign currency translation adjustments	(920)	(1,572)	(6,904)
Less: Treasury stock, at cost (Note 13):			
347,383 shares and 10 shares at March 31, 2002 and 2001, respectively	(3,802)	(0)	(28,532)
Total shareholders' equity	582,737	503,335	4,373,260
Total liabilities and shareholders' equity	¥ 2,166,865	¥ 1,943,836	$ 16,261,651

Consolidated Statements of Income
ACOM CO., LTD. and Subsidiaries

Year ended March 31	Millions of Yen 2002	2001	2000	Thousands of U.S. Dollars (Note 3) 2002
Operating income:				
Interest on loans receivable	**¥373,526**	¥341,539	¥316,490	**$2,803,196**
Fees from credit card business	**3,755**	2,344	451	**28,180**
Fees from installment sales financing	**23,044**	17,188	11,602	**172,938**
Fees from credit guarantees	**114**	—	—	**855**
Collection of purchased receivables	**149**	—	—	**1,118**
Other financial income	**24**	77	367	**180**
Sales	**6,481**	7,541	8,013	**48,637**
Other operating income	**7,823**	6,983	6,719	**58,709**
Total operating income	**414,918**	375,674	343,644	**3,113,831**
Operating expenses:				
Financial expenses	**29,903**	29,573	29,263	**224,412**
Cost of purchased receivables	**52**	—	—	**390**
Cost of sales	**3,850**	4,188	2,592	**28,893**
General and administrative expenses (Notes 7 and 9)	**137,815**	129,182	118,766	**1,034,258**
Provision for bad debts	**72,034**	52,420	47,532	**540,592**
Provision for loss on debt guarantees	**12**	—	—	**90**
Total operating expenses	**243,669**	215,363	198,155	**1,828,660**
Operating profit	**171,248**	160,310	145,488	**1,285,163**
Other income (expenses):				
Other interest and dividend income	**571**	643	235	**4,285**
Other interest expenses	**(78)**	(92)	(60)	**(585)**
Equity in loss of unconsolidated affiliates	**(920)**	(5)	—	**(6,904)**
Net loss on sale or disposal of fixed assets	**(3,865)**	(4,299)	(2,797)	**(29,005)**
Loss on revaluation of marketable securities	—	—	(622)	—
Loss on sale of investments in securities	**(74)**	(155)	—	**(555)**
Loss on revaluation of investments in securities (Note 5)	**(412)**	(1,340)	(123)	**(3,091)**
Loss on settlement of investments in a mutual insurance company	—	(1,000)	—	—
Loss on settlement of a subsidiary	—	—	(171)	—
Gain on termination of a leveraged lease contract	—	299	634	—
Net gain on change in accounting standard for employees' retirement benefits (Note 7)	—	1,247	—	—
Other, net	**410**	(760)	(1,353)	**3,076**
Total other expenses, net	**(4,368)**	(5,463)	(4,259)	**(32,780)**
Income before income taxes	**166,880**	154,847	141,229	**1,252,382**
Income taxes (Note 8):				
Current	**80,787**	75,831	69,537	**606,281**
Deferred	**(9,562)**	(2,371)	(2,558)	**(71,759)**
Total income taxes	**71,224**	73,459	66,978	**534,514**
Minority interests in earnings (loss) of consolidated subsidiaries	**18**	17	(101)	**135**
Net income	**¥ 95,637**	¥ 81,369	¥ 74,352	**$ 717,726**
Amounts per share (in yen and U.S. dollars):				
Net income:				
Basic	**¥ 653.18**	¥ 554.92	¥ 507.07	**$ 4.90**
Diluted	**631.64**	535.97	500.32	**4.74**
Cash dividends	**80.00**	65.00	55.00	**0.60**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 1999	146,630	¥ 17,282	¥ 25,772	¥ 301,350	¥ —	¥ —	¥ (0)
Adjustment for the cumulative effect on prior years of recognizing deferred income taxes	—	—	—	17,810	—	—	—
Net income	—	—	—	74,352	—	—	—
Cash dividends	—	—	—	(7,331)	—	—	—
Bonuses to directors	—	—	—	(41)	—	—	—
Net decrease in treasury stock	—	—	—	—	—	—	0
Balance at March 31, 2000	146,630	17,282	25,772	386,139	—	—	(0)
Net income	—	—	—	81,369	—	—	—
Cash dividends	—	—	—	(8,797)	—	—	—
Bonuses to directors	—	—	—	(41)	—	—	—
Net unrealized gains on other securities	—	—	—	—	3,183	—	—
Foreign currency translation adjustments	—	—	—	—	—	(1,572)	—
Net increase in treasury stock	—	—	—	—	—	—	(0)
Balance at March 31, 2001	146,630	17,282	25,772	458,669	3,183	(1,572)	(0)
Net income	—	—	—	95,637	—	—	—
Cash dividends	—	—	—	(10,983)	—	—	—
Bonuses to directors	—	—	—	(47)	—	—	—
Net unrealized gains on other securities	—	—	—	—	(2,056)	—	—
Foreign currency translation adjustments	—	—	—	—	—	652	—
Net increase in treasury stock	—	—	—	—	—	—	(3,802)
Balance at March 31, 2002	146,630	¥ 17,282	¥ 25,772	¥ 543,276	¥ 1,127	¥ (920)	¥ (3,802)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2001	$ 129,696	$ 193,410	$ 3,442,168	$ 23,887	$ (11,797)	$ (0)
Net income	—	—	717,726	—	—	—
Cash dividends	—	—	(82,424)	—	—	—
Bonuses to directors	—	—	(352)	—	—	—
Net unrealized gains on other securities	—	—	—	(15,429)	—	—
Foreign currency translation adjustments	—	—	—	—	4,893	—
Net increase in treasury stock	—	—	—	—	—	(28,532)
Balance at March 31, 2002	$ 129,696	$ 193,410	$ 4,077,118	$ 8,457	$ (6,904)	$ (28,532)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ACOM CO., LTD. and Subsidiaries

Year ended March 31	Millions of Yen 2002	2001	2000	Thousands of U.S. Dollars (Note 3) 2002
Operating activities:				
Income before income taxes	**¥166,880**	¥154,847	¥141,229	**$1,252,382**
Adjustments:				
Depreciation and amortization	**6,867**	6,794	6,664	**51,534**
Increase in allowance for bad debts	**16,695**	7,351	10,015	**125,290**
Increase in allowance for loss on debt guarantees	**12**	—	—	**90**
Increase in allowance for employees' retirement benefits	**81**	2,853	2	**607**
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	**93**	(143)	94	**697**
Non-operating interest and dividend income	**(571)**	(643)	(235)	**(4,285)**
Non-operating interest expenses	**78**	92	60	**585**
Equity in loss of unconsolidated affiliates	**920**	5	—	**6,904**
Net loss on sale or disposal of fixed assets	**3,865**	4,299	2,797	**29,005**
Amortization of discounts on bonds	**183**	—	—	**1,373**
Bond issuance expenses	**639**	568	1,781	**4,795**
Loss on revaluation of marketable securities	**—**	—	622	**—**
Loss on sale of investments in securities	**74**	155	—	**555**
Loss on revaluation of investments in securities	**412**	1,340	123	**3,091**
Loss on settlement of investments in a mutual insurance company	**—**	1,000	—	**—**
Loss on settlement of a subsidiary	**—**	—	171	**—**
Gain on termination of a leveraged lease contract	**—**	(299)	(634)	**—**
Changes in operating assets and liabilities:				
Increase in loans receivable	**(121,614)**	(148,241)	(141,355)	**(912,675)**
Increase in notes and accounts receivable	**(45,507)**	(48,412)	(38,694)	**(341,515)**
(Increase) decrease in inventories	**(127)**	(120)	195	**(953)**
(Increase) decrease in other current assets	**(2,680)**	(1,871)	5,030	**(20,112)**
Decrease (increase) in prepaid pension expenses	**492**	(4,164)	—	**3,692**
(Decrease) increase in notes and accounts payable	**(3,169)**	(288)	1,685	**(23,782)**
Increase in deferred income on installment sales	**5,784**	6,557	6,040	**43,407**
Increase in other current liabilities	**2,321**	1,273	2,361	**17,418**
Bonuses paid to directors	**(47)**	(41)	(41)	**(352)**
Other, net	**(406)**	(248)	474	**(3,046)**
Subtotal	**31,278**	(17,336)	(1,608)	**234,731**
Non-operating interest and dividends received	**662**	643	233	**4,968**
Non-operating interest paid	**(110)**	(86)	(50)	**(825)**
Income taxes paid	**(78,384)**	(73,606)	(68,106)	**(588,247)**
Net cash used in operating activities	**¥(46,554)**	¥(90,386)	¥(69,531)	**$(349,373)**

(Continued)

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
	2002	2001	2000	2002
Investing activities:				
Decrease in time deposits and marketable securities	¥ 1,366	¥ 7,495	¥ 12,350	$ 10,251
Proceeds from sale of property and equipment	7,187	36	20	53,936
Purchases of property and equipment	(6,268)	(5,941)	(4,061)	(47,039)
Proceeds from maturity or sale of investments in securities	—	1,770	258	—
Increase in investments in securities	(1,019)	(1,996)	(609)	(7,647)
Additions to investments in affiliates	(7,000)	(214)	—	(52,532)
Proceeds from settlement of a subsidiary	—	—	47	—
Net proceeds from acquisition of consolidated subsidiaries (Note 15)	—	6,134	—	—
Proceeds from termination of a leveraged lease contract	—	170	340	—
Proceeds from sale of AV rental business (Note 16)	350	595	—	2,626
Increase in other investments	(208)	(471)	(843)	(1,560)
Net cash (used in) provided by investing activities	(5,590)	7,580	7,503	(41,951)
Financing activities:				
Proceeds from long-term debt	527,467	484,952	416,303	3,958,476
Payments on principal of long-term debt	(447,428)	(388,363)	(293,335)	(3,357,808)
Increase (decrease) in short-term loans	2,389	(269)	(121,588)	17,928
(Increase) decrease in treasury stock	(3,801)	(0)	0	(28,525)
Net proceeds from issuance of a subsidiary's stock	—	298	—	—
Cash dividends paid	(10,986)	(8,800)	(7,332)	(82,446)
Net cash provided by (used in) financing activities	67,639	87,818	(5,952)	507,609
Effect of exchange rate changes on cash and cash equivalents	42	13	(50)	315
Increase (decrease) in cash and cash equivalents	15,536	5,026	(68,030)	116,592
Cash and cash equivalents at beginning of the year	104,627	99,932	167,963	785,193
Decrease in cash and cash equivalents due to exclusion of an affiliate from consolidation at end of the year	—	(332)	—	—
Cash and cash equivalents at end of the year	¥ 120,163	¥ 104,627	¥ 99,932	$ 901,786

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accounting records of ACOM CO., LTD. (the "Company") and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan and in conformity with accounting principles and practices generally accepted in Japan.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") and practices prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles and practices.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Prime Minister of Japan (the "PM") in accordance with the Securities and Exchange Law of Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Certain items presented in the original consolidated financial statements filed with the PM have been reclassified for the convenience of readers outside Japan.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations, to be a subsidiary, even if it is less-than-majority owned. The Company had 16 subsidiaries as of March 31, 2002. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"), which are listed on the following page:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED	Japan	100%	March 31
ACOM RESEARCH INSTITUTE, INC.	Japan	100%	March 31
AJAST Ltd.	Japan	100%	March 31
ACOM ESTATE CO., LTD.	Japan	100%	March 31
ABS CO., LTD.	Japan	100%	March 31
AVRS CO., LTD.	Japan	100%	March 31
ACOM RENTAL CO., LTD.	Japan	100%	March 31
JCK CREDIT CO., LTD.(*)	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	100%	March 31
IR Loan Servicing, Inc.	Japan	60%	March 31
ACOM (U.S.A.) INC.	U.S.A.	100%	December 31(**)
ACOM INTERNATIONAL, INC.	U.S.A.	100%	December 31(**)
1990 K PARTNERSHIP(***)	U.S.A.	100%	December 31(**)
ACOM PACIFIC, INC.	U.S.A.	100%	December 31(**)
SIAM A&C CO., LTD.	Thailand	49%(****)	December 31
ACOM CAPITAL CO., LTD.	Cayman Island	100%	December 31

* Formerly JUKI CREDIT CO., LTD., renamed on September 1, 2001.
** Changed the fiscal year end from March 31 in the fiscal year ended March 31, 2000. As a result, the accompanying consolidated financial statements for the fiscal year ended March 31, 2000 include financial statements for the nine-month period ended December 31, 1999.
*** Dissolved as of December 31, 2001 and in the process of liquidation.
**** A substantially controlled company.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have a control but an ability to exercise significant influence to be an affiliate. Investments in affiliates are accounted for by the equity method of accounting. The Company had three affiliates as of March 31, 2002, which are listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
ASCOT CO., LTD.(*)	Japan	38.25% (**)	March 31
Tokyo-Mitsubishi Cash One Ltd.(***)	Japan	35%	March 31
CHAILEASE ACOM FINANCE CO., LTD.	Taiwan	40%	December 31

* Formerly E*NetCard CO., LTD., renamed on August 1, 2001.
** Due to an issuance of stock to a third party in March 2001, the percentage of equity ownership was changed from 51% to 38.25%. As a result, this company has been excluded from consolidation effective March 31, 2001.
*** Established on August 9, 2001.

The difference between the cost of investment in a subsidiary or an affiliate and the equity in its net assets at the date of acquisition is charged to income as immaterial.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of the overseas subsidiaries or affiliates have been included or accounted for on the basis of fiscal periods ended December 31.

(b) Cash equivalents

The Companies consider all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(c) Foreign currency translation

The accounts of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates. Differences arising from the translations are stated as "Foreign currency translation adjustments" in the accompanying consolidated balance sheets.

From the year ended March 31, 2001, "Foreign currency translation adjustments" have been presented in the shareholders' equity section in accordance with the revised "Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999. In prior years, such adjustments were stated in the assets section.

(d) Foreign currency transactions

Effective April 1, 2000, in accordance with the revised "Accounting Standard for Foreign Currency Transactions" mentioned in (c) above, all monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and resulting gains and losses are included in income. In prior years, assets and liabilities other than short-term monetary assets and liabilities were translated at historical rates. The effect of this change on the accompanying consolidated financial statements was immaterial.

(e) Marketable securities and investments in securities

Effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Financial Instruments" issued by the BADC on January 22, 1999. Under this Standard, marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity and other securities. Trading securities are valued at market prices and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market prices and the resulting gains or losses are stated, net of tax, in the shareholders' equity section in the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. In prior years, marketable securities and investments in securities for which market prices are available were valued at the lower of moving-average cost or market. The effect of this change was to increase income before income taxes for the year ended March 31, 2001 by ¥69 million.

Furthermore, as a result of examination of the respective holding objectives at the beginning of the fiscal year ended March 31, 2001, held-to-maturity and other securities with a maturity within one year, and those with the same characteristics as deposits, were reclassified to "Marketable securities" in the current assets section; and securities falling outside these categories were reclassified to "Investments in securities" in the investments and other assets section. This reclassification had the effect of reducing marketable securities in current assets by ¥16,017 million and increasing investments in securities in non-current assets by the same amount as of March 31, 2001.

Other securities for which market prices are not available are stated at moving-average cost.

(f) Inventories

Inventories, primarily consisting of paintings held by the Company and purchased receivables held by a subsidiary servicing company, are stated at individually specified cost.

(g) Allowance for bad debts

As a result of the adoption of the "Accounting Standard for Financial Instruments" effective April 1, 2000, mentioned in (e) above, to cover possible losses on collection of loans and other receivables, the Company and its domestic subsidiaries provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis. In prior years, the allowance for bad debts of the Company and its domestic subsidiaries was provided at the maximum amount allowable for income tax purposes plus an estimated amount based on management's assessment of the loan portfolio.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

The allowance for bad debts of the overseas subsidiaries is provided at amounts determined by the estimates made by management to cover possible losses on collection.

(h) Property and equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method, over the estimated useful lives of the respective assets.

(i) Share and bond issuance expenses and discounts on bonds

Share and bond issuance expenses are charged to income when incurred.

From the fiscal year ended March 31, 2002, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993, revised on May 10, 2001), bond issuance expenses, related to the bonds issued by Financial Services companies only, were reclassified from "Other, net" in the other income (expenses) section to "Financial expenses" in the operating expenses section. The effect of this reclassification was to increase operating expenses by ¥629 million ($4,720 thousand) and decreasing operating profit and other expenses by the same amount for the year ended March 31, 2002.

Discounts on bonds are deferred and amortized by the straight-line method over the period of duration of the related bonds.

(j) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and an unconsolidated affiliate to provide credit guarantees for personal loans held by those banks and the affiliate. To cover possible loss on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(k) Pension plans

Effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Retirement Benefits" issued by the BADC on June 16, 1998.

Under this Standard, allowance for employees' retirement benefits should be recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset should be recorded as prepaid pension expenses.

Net retirement benefit expense or income should be recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost should be recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

Any transition benefit liability or prepayment existing at the initial adoption of this Standard should be recognized over a period not exceeding 15 years. The Company and its domestic subsidiaries recognized such transition liability and prepayment immediately in the year ended March 31, 2001, and the resulting net gain was stated as "Net gain on change in accounting standard for employees' retirement benefits" in the accompanying consolidated statement of income for the year then ended.

As a result of this change, prepaid pension expenses amounting to ¥4,164 million and allowance for employees' retirement benefits amounting to ¥3,092 million were recorded in the accompanying consolidated balance sheet as of March 31, 2001. This change also had the effect of reducing retirement benefit expenses by ¥104 million, increasing operating profit by the same amount, and increasing income before income taxes by ¥1,351 million for the year ended March 31, 2001.

(l) Allowance for directors' and statutory auditors' retirement benefits

The allowance for directors' and statutory auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and statutory auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(m) Leases

Non-cancellable lease transactions of the Company and its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(o) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months' digits method").

(p) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(q) Income taxes

Effective April 1, 1999, the Company and its subsidiaries adopted the liability method for tax-effect accounting in accordance with an amendment to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements, etc." The cumulative effect of this change was reported in the accompanying consolidated statement of shareholders' equity for the year ended March 31, 2000 as "Adjustment for the cumulative effect on prior years of recognizing deferred income taxes."

(r) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options (interest rate caps in long positions only) and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and currency exchange rates relating to its short-term and long-term loans in compliance with the internal rules of the respective companies.

Under the "Accounting Standard for Financial Instruments," derivative transactions are valued at market prices, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. Moreover, if interest rate swaps and currency swaps are specifically tied to the hedged loan transactions, unrealized gains or losses on those swaps are not recognized in the consolidated financial statements as such gains or losses are to be offset with those on the hedged transactions. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market prices.

(s) Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the year, after consideration of the dilutive effect of the zero coupon convertible notes issued on August 2, 1999.

(t) Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥133.25 = US $1.00, the exchange rate prevailing on March 29, 2002. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2002 and 2001 included unsecured loans to individual customers in the aggregate amount of ¥1,549,661 million ($11,629,726 thousand) and ¥1,427,380 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2002 and 2001 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Non-accrual loans due to bankruptcy or reorganization	¥ 7,204	¥ 3,650	$ 54,063
Other non-accrual loans	21,751	16,897	163,234
Loans past due for three months or more	519	684	3,894
Restructured loans	15,041	13,587	112,878
	¥44,516	¥34,819	$334,078

5. Marketable Securities and Investments in Securities

At March 31, 2001, information with respect to held-to-maturity securities for which market prices were available was summarized as follows:

	Millions of Yen		
	Balance sheet amount	Market value	Unrealized losses
Unrealized loss items:			
Bonds:			
Other	¥ 5	¥ 5	¥ (0)

At March 31, 2002, the Companies had no held-to-maturity securities.

At March 31, 2002 and 2001, information with respect to other securities for which market prices were available was summarized as follows:

	Millions of Yen					
	2002			2001		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 5,932	¥ 10,347	¥ 4,414	¥ 7,563	¥ 13,812	¥ 6,248
Bonds:						
National and municipal	80	85	5	79	84	4
Corporate	85	158	72	161	269	107
Other	10	10	0	10	10	0
Other	1,502	1,508	5	1,591	1,616	24
Total	7,611	12,109	4,497	9,406	15,792	6,386
Unrealized loss items:						
Stock	8,943	6,652	(2,290)	8,089	7,308	(781)
Bonds:						
Other	213	210	(3)	258	230	(28)
Other	2,020	1,723	(296)	2,230	2,034	(195)
Total	11,177	8,586	(2,590)	10,578	9,573	(1,005)
Total	¥ 18,788	¥ 20,695	¥ 1,906	¥ 19,984	¥ 25,365	¥ 5,381

	Thousands of U.S. Dollars		
	2002		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 44,517	$ 77,651	$ 33,125
Bonds:			
National and municipal	600	637	37
Corporate	637	1,185	540
Other	75	75	0
Other	11,272	11,317	37
Total	57,118	90,874	33,748
Unrealized loss items:			
Stock	67,114	49,921	(17,185)
Bonds:			
Other	1,598	1,575	(22)
Other	15,159	12,930	(2,221)
Total	83,879	64,435	(19,437)
Total	$ 140,998	$ 155,309	$ 14,303

With respect to other securities for which market prices were available, impairment losses amounting to ¥363 million ($2,724 thousand) were recorded and included in "Loss on revaluation of investments in securities" of the accompanying consolidated statement of income for the year ended March 31, 2002.

An impairment loss has been recorded when (i) the market price of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year.

Information with respect to other securities sold in the years ended March 31, 2002 and 2001 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
Year ended March 31	2002	2001	2002
Total sales amount	¥ 860	¥ 246	$ 6,454
Total gain on sales	307	0	2,303
Total loss on sales	92	155	690

At March 31, 2002 and 2001, securities for which market prices were not available included principally the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
March 31	Balance sheet amount	Balance sheet amount	Balance sheet amount
Other securities:			
Money management funds	¥ —	¥ 473	$ —
Unlisted companies' stock, excluding over-the-counter stock	1,160	437	8,705

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2002 and 2001 as follows:

	Millions of Yen					
	2002			2001		
March 31	One year	One - five years	Over five years	One year	One - five years	Over five years
Bonds:						
National and municipal	¥ —	¥ —	¥ 85	¥ —	¥ —	¥ 84
Corporate	87	70	—	88	180	—
Other	265	10	—	52	247	—
Other	99	1,668	503	156	1,695	621
Total	¥ 452	¥ 1,749	¥ 589	¥ 298	¥ 2,123	¥ 706

	Thousands of U.S. Dollars		
	2002		
March 31	One year	One - five years	Over five years
Bonds:			
National and municipal	$ —	$ —	$ 637
Corporate	652	525	—
Other	1,988	75	—
Other	742	12,517	3,774
Total	$ 3,392	$ 13,125	$ 4,420

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2002 and 2001 were 1.57% and 2.07%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Unsecured loans of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.80077% to 3.8% due through April 2007	¥ 413,988	¥ 317,714	$ 3,106,851
Unsecured loans of an overseas subsidiary at interest rates ranging from 5.35% to 7.738% due through September 2003	1,698	—	12,742
Loans with collateral of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.8% to 3.8% due through March 2009	646,771	686,660	4,853,816
Unsecured bonds issued by the Company at interest rates ranging from 0.85% to 2.72% due through May 2010	295,000	245,000	2,213,883
Unsecured bonds issued by domestic subsidiaries at interest rates ranging from 0.55% to 1.26% due March 2003	4,000	3,000	30,018
Japanese yen discounted bonds with collateral issued by an overseas subsidiary due March 2008	25,671	—	192,652
Unsecured zero coupon convertible notes issued by the Company(*)	50,000	50,000	375,234
Payables under trust agreements for certain installment sales receivables due January 2003	3,900	4,800	29,268
Less: current portion	(418,121)	(356,891)	(3,137,868)
	¥ 1,022,907	¥ 950,283	$ 7,676,600

* The unsecured zero coupon convertible notes fell due on March 31, 2002 without any conversion right exercised. As the due date and the following date were bank holidays at an overseas payment place, the actual redemption date was April 2, 2002. In advance of the due date, on March 28, 2002, the Company made a deposit with the paying agent amounting to ¥50,000 million ($375,234 thousand), equivalent to the principal amount of the notes, which was stated in the accompanying consolidated balance sheet as of March 31, 2002 as "Deposit for redemption of convertible notes."

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Bank deposits	¥ 1,194	¥ —	$ 8,960
Loans receivable	688,230	681,878	5,164,953
Notes and accounts receivable	877	2,194	6,581
Property and equipment, net	8,295	8,704	62,251
Investments in securities	—	2,798	—
	¥ 698,597	¥ 695,577	$ 5,242,754

At March 31, 2002 and 2001, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥147,347 million ($1,105,793 thousand) and ¥165,801 million of loans receivable of ¥688,230 million ($5,164,953 thousand) and ¥681,878 million shown in the previous table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Short-term loans	¥ 1,000	¥ 2,000	$ 7,504
Current portion of long-term debt	43,582	51,137	327,069
Long-term debt	102,460	112,404	768,930

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 418,121	$ 3,137,868
2004	324,164	2,432,750
2005	294,690	2,211,557
2006	192,374	1,443,707
2007	103,285	775,121
2008 and thereafter	108,392	813,448
	¥ 1,441,029	$ 10,814,476

For efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with five financial institutions and commitment line contracts with ten financial institutions, which provided the Companies with overdraft and commitment facilities in the aggregate amount of ¥187,609 million ($1,407,947 thousand) as of March 31, 2002. The unused facilities maintained by the Companies as of March 31, 2002 amounted to ¥159,304 million ($1,195,527 thousand).

7. Pension Plans

At March 31, 2002 and 2001, the Company and certain of its domestic subsidiaries had, jointly or severally, defined benefit plans, including two funded non-contributory tax-qualified retirement pension plans and two funded contributory welfare pension plans, which together cover substantially all full-time employees who meet certain eligibility requirements.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2002 and 2001 and the components of net retirement benefit expenses recognized in the accompanying consolidated statements of income for the years then ended were summarized as follows:

Retirement benefit liabilities

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Projected benefit obligation	¥ (30,993)	¥ (26,679)	$ (232,592)
Plan assets at fair market value	24,800	24,053	186,116
Unfunded retirement benefit liabilities	(6,193)	(2,626)	(46,476)
Unrecognized past service cost (gain)(*)	(2,080)	—	(15,609)
Net unrecognized actuarial losses	8,772	3,698	65,831
Net retirement benefit liabilities recognized on the consolidated balance sheets	497	1,071	3,729
Prepaid pension expenses	3,671	4,164	27,549
Allowance for employees' retirement benefits	¥ (3,173)	¥ (3,092)	$ (23,812)

* In connection with the revision to the Welfare Pension Insurance Law of Japan, effective March 2002, one of the joint welfare pension plans held by the Companies raised the age of commencement of benefit payments from 60 to 65 years, which reduced the benefit obligation of the plan by ¥2,116 million ($15,879 thousand).

Net retirement benefit expenses

Year ended March 31	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2002
Current service cost	**¥2,167**	¥2,202	**$16,262**
Interest cost	**800**	722	**6,003**
Expected return on plan assets	**(721)**	(759)	**(5,410)**
Past service cost (gain) recognized for the year	**(35)**	—	**(262)**
Net actuarial losses recognized for the year	**739**	—	**5,545**
Net gain on change in accounting standard for employees' retirement benefits	**—**	(1,247)	**—**
Retirement payments in a lump sum	**—**	23	**—**
Net retirement benefit expenses	**¥2,950**	¥ 941	**$22,138**

The principal assumption used in determining retirement benefit obligations and other components for the Companies' plans are shown below:

	2002	2001
Discount rate	**2.50%**	3.00%
Rate of return on assets	**3.00%**	3.00%
Period of recognition of past service cost	**5 years evenly**	—
Period of recognition of actuarial gains or losses	**5 years evenly**	5 years evenly

In the year ended March 31, 2000, contributions made to the tax-qualified retirement pension fund amounted to ¥2,646 million and were charged to income.

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account of the Company and its domestic subsidiaries. The aggregate statutory tax rate applicable to the domestic Companies was approximately 40.9% for the years ended March 31, 2002, 2001 and 2000.

Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes for the years ended March 31, 2001 and 2000 was summarized as follows:

Year ended March 31	2001	2000
Statutory income tax rate	40.9%	40.9%
Taxation on undistributed income	5.0	5.1
Expenses not deductible for income tax purposes	0.1	0.1
Inhabitants' per capita taxes	0.2	0.2
Other	1.2	1.1
Effective income tax rate	47.4%	47.4%

Reconciliation for the year ended March 31, 2002 was omitted as the statutory tax rate did not significantly differ from the effective tax rate.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2002 and 2001 were presented as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Deferred tax assets:			
Bad debt write-offs	¥ 9,105	¥ 5,909	$ 68,330
Provision for bad debts	12,145	8,736	91,144
Accrued bonuses	1,009	861	7,572
Allowance for employees' retirement benefits	1,259	1,249	9,448
Allowance for directors' and statutory auditors' retirement benefits	400	362	3,001
Accrued interest income	1,978	1,247	14,844
Accrued enterprise tax	4,059	3,080	30,461
Depreciation and amortization	5,331	3,970	40,007
Consumption tax	244	177	1,831
Revaluation of marketable securities	243	91	1,823
Loss on investments in golf club and other membership	184	152	1,380
Tax loss carryforwards of subsidiaries	89	50	667
Elimination of unrealized profit	1,439	1,503	10,799
Other	202	317	1,515
Subtotal	37,693	27,710	282,874
Less: valuation allowance	(186)	—	(1,395)
Total gross deferred tax assets	37,506	27,710	281,470
Deferred tax liabilities:			
Retained earnings of subsidiaries	(2,727)	(2,344)	(20,465)
Prepaid pension expenses	(1,500)	(1,701)	(11,257)
Net unrealized gains on other securities	(779)	(2,210)	(5,846)
Other	(53)	(46)	(397)
Total gross deferred tax liabilities	(5,061)	(6,302)	(37,981)
Net deferred tax assets	¥ 32,444	¥ 21,408	$ 243,482

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased equipment as of March 31, 2002 and 2001 and the related depreciation and interest expenses for the years ended March 31, 2002, 2001 and 2000, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Net book value		Acquisition costs	Accumulated depreciation	Net book value
March 31	2002	2001	2002	2001	2002	2001	2002	2002	2002
Equipment	¥ 12,870	¥ 16,405	¥ 7,642	¥ 9,850	¥ 5,228	¥ 6,555	$ 96,585	$ 57,350	$ 39,234

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2002	2001	2000	2002
Depreciation	¥ 3,681	¥ 4,347	¥ 5,137	$ 27,624
Interest	190	253	352	1,425

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥3,924 million ($29,448 thousand), ¥4,649 million and ¥5,502 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments subsequent to March 31, 2002 for finance lease transactions accounted for as operating leases were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 2,607	$ 19,564
2004 and thereafter	2,740	20,562
	¥ 5,347	$ 40,127

10. Legal Reserve

Consolidated retained earnings included a legal reserve which amounted to ¥4,353 million ($32,667 thousand) and ¥4,352 million as of March 31, 2002 and 2001, respectively. The legal reserve has been provided in accordance with the Commercial Code of Japan which requires that an amount equal to at least 10% of cash dividends and directors' and statutory auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit or may be transferred to stated capital by resolution of the shareholders.

11. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2002 amounted to ¥5,733 million ($43,024 thousand).

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2002, the unexercised portion of such facilities amounted to ¥526,860 million ($3,953,921 thousand), including ¥274,233 million ($2,058,033 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flow of the Company.

At March 31, 2002, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥9,526 million ($71,489 thousand), net of allowance for loss on debt guarantees in the amount of ¥12 million ($90 thousand). In addition, at March 31, 2002, the Company was contingently liable as guarantor of an unconsolidated affiliate's debt amounting to NT$100 million.

Refer to Note 6 regarding pledged assets.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and currency exchange rates relating to their short-term and long-term loans.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2002 and 2001 was omitted as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plan

The Company has a stock option plan for the granting of non-transferable options to certain eligible directors and key employees of the Company. Options are granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 ($80.16), equivalent to 103% of the higher of the closing price of the shares on the day prior to August 1, 2001 (the date of grant) or the monthly average closing price for July, 2001 (the month prior to the date of grant). The options are exercisable beginning on July 1, 2003.

To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million ($28,487 thousand) from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheet as of March 31, 2002.

14. Segment Information

The Companies' operations by business segment were as follows:

	Millions of Yen				
Year ended March 31, 2002	Financial services	Other businesses	Total	Adjustments and eliminations	Consolidated
Operating income from:					
Outside customers	¥ 408,431	¥ 6,487	¥ 414,918	¥ —	¥ 414,918
Intersegment	—	14,671	14,671	(14,671)	—
Total	408,431	21,158	429,589	(14,671)	414,918
Operating expenses	230,284	19,876	250,160	(6,491)	243,669
Operating profit	¥ 178,146	¥ 1,282	¥ 179,429	¥ (8,180)	¥ 171,248
Assets	¥2,095,238	¥39,292	¥2,134,531	¥32,334	¥2,166,865
Depreciation	5,771	704	6,476	53	6,529
Capital expenditure	6,109	2,730	8,839	(2,588)	6,251
Year ended March 31, 2001					
Operating income from:					
Outside customers	¥ 368,113	¥ 7,561	¥ 375,674	¥ —	¥ 375,674
Intersegment	—	17,192	17,192	(17,192)	—
Total	368,113	24,753	392,866	(17,192)	375,674
Operating expenses	200,346	22,587	222,933	(7,569)	215,363
Operating profit	¥ 167,766	¥ 2,165	¥ 169,932	¥ (9,622)	¥ 160,310
Assets	¥1,877,544	¥38,061	¥1,915,606	¥28,229	¥1,943,836
Depreciation	5,632	673	6,305	98	6,404
Capital expenditure	5,629	1,377	7,007	(1,394)	5,612
Year ended March 31, 2000					
Operating income from:					
Outside customers	¥ 335,517	¥ 8,127	¥ 343,644	¥ —	¥ 343,644
Intersegment	—	16,377	16,377	(16,377)	—
Total	335,517	24,504	360,021	(16,377)	343,644
Operating expenses	183,304	22,344	205,648	(7,492)	198,155
Operating profit	¥ 152,213	¥ 2,160	¥ 154,373	¥ (8,884)	¥ 145,488
Assets	¥1,636,967	¥37,437	¥1,674,405	¥33,625	¥1,708,030
Depreciation	5,562	555	6,117	153	6,271
Capital expenditure	4,178	1,759	5,938	(1,491)	4,446

Year ended March 31, 2002	Thousands of U.S. Dollars				
	Financial services	Other businesses	Total	Adjustments and eliminations	Consolidated
Operating income from:					
Outside customers	$ 3,065,148	$ 48,682	$ 3,113,831	$ —	$ 3,113,831
Intersegment	—	110,101	110,101	(110,101)	—
Total	3,065,148	158,784	3,223,932	(110,101)	3,113,831
Operating expenses	1,728,210	149,163	1,877,373	(48,712)	1,828,660
Operating profit	$ 1,336,930	$ 9,621	$ 1,346,559	$ (61,388)	$ 1,285,163
Assets	$ 15,724,112	$ 294,874	$ 16,018,994	$ 242,656	$ 16,261,651
Depreciation	43,309	5,283	48,600	397	48,998
Capital expenditure	45,846	20,487	66,333	(19,422)	46,911

Unallocated corporate expenses and assets included in "Adjustments and eliminations" for the years ended or as of March 31, 2002, 2001 and 2000 were as follows:

Year ended or as of March 31	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	2002
Corporate expenses	¥ 8,280	¥ 8,103	¥ 7,068	$ 62,138
Corporate assets	53,750	48,622	53,555	403,377

As described in Notes 2(c) and 2(d), the "Accounting Standard for Foreign Currency Transactions" was revised. As a result of this change, unallocated corporate assets as of March 31, 2001 decreased by ¥1,572 million. Except for this, the effect of this change was immaterial.

As described in Note 2(e), effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Financial Instruments" and reclassified certain of "Marketable securities" in the current assets section to "Investments in securities" in the non-current assets section. Concurrent with this reclassification, a portion of other financial income was reclassified to other non-operating income, resulting in a reduction in operating income of the "Financial services" segment for the year ended March 31, 2001 by ¥145 million. As described in Note 2(k), effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Retirement Benefits." This change had the effect of reducing operating expenses of the "Financial service" segment for the year ended March 31, 2001 by ¥90 million and unallocated corporate expenses for the year then ended by ¥14 million. The effect on the "Other businesses" segment was immaterial. In addition, as a result of this change, assets of the "Financial services" segment, those of the "Other businesses" segment and unallocated corporate assets as of March 31, 2001 increased by ¥3,488 million, ¥96 million and ¥579 million, respectively.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

15. Acquisition of Subsidiaries

In the year ended March 31, 2001, the Company acquired 100% of the equity of JUKI CREDIT CO., LTD. (currently JCK CREDIT CO., LTD., renamed on September 1, 2001) and 60% of the equity of IR Loan Servicing, Inc., both of which have been included in the accompanying consolidated financial statements from the respective effective acquisition dates. The fair value of the assets and liabilities of these companies were as shown on the following page:

JUKI CREDIT CO., LTD. (as of October 1, 2000)

	Millions of Yen
Current assets	¥ 50,777
Non-current assets	563
Current liabilities	(33,295)
Long-term liabilities	(17,345)
Consolidation adjustments	(0)
Acquisition cost paid	700
Cash and cash equivalents acquired	(6,640)
Net proceeds from acquisition	¥ 5,940

IR Loan Servicing, Inc. (as of March 31, 2001)

	Millions of Yen
Current assets	¥ 493
Non-current assets	2
Consolidation adjustments	2
Current liabilities	(0)
Minority interest	(198)
Acquisition cost paid	300
Cash and cash equivalents acquired	(493)
Net proceeds from acquisition	¥ 193

16. Sale of AV Rental Business

From December 2000 to February 2001, the Company sold its Audio-Visual Software Rental ("AV Rental") business for cash consideration of ¥1,052 million, resulting in a gain on sale of ¥39 million. The aggregate book value of the assets sold was ¥905 million.

17. Subsequent Events

On April 4, 2002, the Company issued ¥10,000 million of 1.61% unsecured bonds due April 4, 2006 based on the approval by the Board of Directors on February 18, 2002. The net proceeds from the sale of the bonds will be utilized for funding loans receivable.

The Company issued ¥10,000 million of 1.73% unsecured bonds due June 6, 2008 and ¥10,000 million of 2.70% unsecured bonds due June 26, 2012, on June 6, 2002 and June 26, 2002, respectively, based on the approval by the Board of Directors on May 15, 2002. The net proceeds from the sale of the bonds will be utilized for funding loans receivable.

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2002, were approved at a shareholders' meeting held on June 27, 2002:

	Millions of Yen
Cash dividends (¥40.00 = US$0.30)	¥ 5,851
Bonuses to directors	38

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone:03 3503-1100
Fax: 03 3503-1197

The Board of Directors and Shareholders
ACOM CO., LTD.

We have audited the consolidated balance sheets of ACOM CO., LTD. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of ACOM CO., LTD. and its consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the consolidated financial statements, ACOM CO., LTD. and consolidated subsidiaries have adopted new accounting standards for financial instruments, retirement benefits, and foreign currency transactions in the preparation of their consolidated financial statements for the year ended March 31, 2001.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co.

June 27, 2002

See Note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of ACOM CO., LTD. under Japanese accounting principles and practices.

Non-Consolidated Balance Sheets
ACOM CO., LTD.

March 31	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 3) 2002
Assets			
Current assets:			
Cash and cash equivalents	¥ 104,935	¥ 92,573	$ 787,504
Bank deposits (Note 4)	1,194	—	8,960
Marketable securities	347	293	2,604
Loans receivable (Note 4)	1,616,837	1,496,237	12,133,861
Accounts receivable	192,726	169,911	1,446,348
Merchandise	6,715	6,715	50,393
Prepaid expenses	7,121	6,411	53,440
Short-term loans to a subsidiary	100	—	750
Deposit for redemption of convertible notes (Note 4)	50,000	—	375,234
Deferred tax assets (Note 6)	29,481	20,620	221,245
Other current assets	14,091	12,881	105,748
Allowance for bad debts	(75,640)	(60,610)	(567,654)
Total current assets	1,947,911	1,745,036	14,618,469
Property and equipment:			
Land	14,538	20,303	109,103
Buildings and structures	44,645	46,963	335,046
Equipment	34,760	32,511	260,863
	93,945	99,778	705,028
Accumulated depreciation	(41,033)	(38,549)	(307,939)
Property and equipment, net (Note 4)	52,911	61,229	397,080
Investments and other assets:			
Investments in securities (Note 4)	21,416	25,124	160,720
Investments in and advances to subsidiaries and affiliates	41,748	15,498	313,305
Telephone rights and other intangible assets	1,218	1,653	9,140
Rental deposits	11,865	11,906	89,043
Prepaid pension expenses	3,605	4,086	27,054
Deferred tax assets (Note 6)	3,456	517	25,936
Other	13,176	12,448	98,881
Allowance for bad debts	(2,060)	(1,290)	(15,459)
Total investments and other assets	94,427	69,944	708,645
Total assets	¥ 2,095,251	¥ 1,876,210	$ 15,724,210

See accompanying notes to non-consolidated financial statements.

March 31	Millions of Yen 2002	2001	Thousands of U.S. Dollars (Note 3) 2002
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term loans (Note 4)	¥ 13,562	¥ 19,187	$ 101,778
Current portion of long-term debt (Note 4)	401,297	338,233	3,011,609
Accounts payable	2,948	3,071	22,123
Accrued income taxes (Note 6)	42,519	39,864	319,091
Accrued expenses	13,783	11,408	103,437
Deferred income on installment sales	28,002	26,712	210,146
Allowance for loss on debt guarantees (Note 10)	12	—	90
Other current liabilities	2,341	3,100	17,568
Total current liabilities	504,468	441,577	3,785,876
Long-term liabilities:			
Long-term debt (Note 4)	1,003,106	925,746	7,528,000
Allowance for employees' retirement benefits (Note 5)	2,832	2,745	21,253
Allowance for directors' and statutory auditors' retirement benefits	886	813	6,649
Other long-term liabilities	3,242	2,494	24,330
Total long-term liabilities	1,010,066	931,800	7,580,232
Commitments and contingent liabilities (Note 10)			
Shareholders' equity:			
Common stock, ¥50 par value per share:			
Authorized: 533,200,000 shares			
Issued: 146,630,880 shares at March 31, 2002 and 2001	17,282	17,282	129,696
Additional paid-in capital	25,772	25,772	193,410
Legal reserve (Note 7)	4,320	4,320	32,420
Retained earnings (Note 12)	536,014	452,259	4,022,619
Net unrealized gains on other securities (Note 8)	1,128	3,197	8,465
Less: Treasury stock, at cost (Note 11):			
347,383 shares and 10 shares at March 31, 2002 and 2001, respectively	(3,802)	(0)	(28,532)
Total shareholders' equity	580,716	502,833	4,358,093
Total liabilities and shareholders' equity	¥ 2,095,251	¥ 1,876,210	$ 15,724,210

Non-Consolidated Statements of Income
ACOM CO., LTD.

Year ended March 31	Millions of Yen 2002	2001	2000	Thousands of U.S. Dollars (Note 3) 2002
Operating income:				
Interest on loans receivable	**¥373,235**	¥341,456	¥316,490	**$2,801,013**
Fees from credit card business	**3,692**	2,323	451	**27,707**
Fees from installment sales financing	**16,278**	14,287	11,136	**122,161**
Fees from credit guarantees	**114**	—	—	**855**
Other financial income	**23**	74	367	**172**
Rental income	—	1,591	6,395	—
Sales	—	103	320	—
Other operating income	**7,474**	6,875	6,605	**56,090**
Total operating income	**400,818**	366,712	341,767	**3,008,015**
Operating expenses:				
Financial expenses	**28,622**	28,933	29,250	**214,799**
Cost of sales	—	81	247	—
General and administrative expenses (Notes 5 and 9)	**133,237**	127,535	120,432	**999,902**
Provision for bad debts	**69,984**	51,654	47,461	**525,208**
Provision for loss on debt guarantees	**12**	—	—	**90**
Total operating expenses	**231,857**	208,205	197,392	**1,740,015**
Operating profit	**168,961**	158,507	144,374	**1,268,000**
Other income (expenses):				
Other interest and dividend income	**474**	646	330	**3,557**
Net loss on sale or disposal of fixed assets	**(6,240)**	(4,343)	(2,860)	**(46,829)**
Loss on revaluation of marketable securities	—	—	(622)	—
Loss on sale of investments in securities	—	(155)	—	—
Loss on revaluation of investments in securities	**(411)**	(1,340)	(106)	**(3,084)**
Loss on settlement of investments in a mutual insurance company	—	(1,000)	—	—
Loss on settlement of a subsidiary	—	—	(171)	—
Gain on termination of a leveraged lease contract	—	299	634	—
Net gain on change in accounting standard for employees' retirement benefits	—	1,256	—	—
Other, net	**983**	(954)	(1,365)	**7,377**
Total other expenses, net	**(5,193)**	(5,592)	(4,161)	**(38,971)**
Income before income taxes	**163,767**	152,915	140,213	**1,229,020**
Income taxes (Note 6):				
Current	**79,360**	74,950	69,030	**595,572**
Deferred	**(10,370)**	(2,791)	(2,854)	**(77,823)**
Total income taxes	**68,989**	72,158	66,175	**517,741**
Net income	**¥ 94,777**	¥ 80,757	¥ 74,038	**$ 711,272**
Amounts per share (in yen and U.S. dollars):				
Net income				
Basic	**¥ 647.31**	¥ 550.75	¥ 504.93	**$ 4.85**
Diluted	**625.95**	531.92	498.22	**4.69**
Cash dividends	**80.00**	65.00	55.00	**0.60**

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Shareholders' Equity
ACOM CO., LTD.

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 1999	146,630	¥ 17,282	¥ 25,772	¥ 2,769	¥ 297,524	¥ —	¥ (0)
Adjustment for the cumulative effect on prior years of recognizing deferred income taxes	—	—	—	—	17,701	—	
Net income	—	—	—	—	74,038	—	—
Cash dividends	—	—	—	—	(7,331)	—	—
Bonuses to directors	—	—	—	—	(41)	—	—
Transfer to legal reserve	—	—	—	737	(737)	—	—
Net decrease in treasury stock	—	—	—	—	—	—	0
Balance at March 31, 2000	146,630	17,282	25,772	3,507	381,154	—	(0)
Net income	—	—	—	—	80,757	—	—
Cash dividends	—	—	—	—	(8,797)	—	—
Bonuses to directors	—	—	—	—	(41)	—	—
Transfer to legal reserve	—	—	—	813	(813)	—	—
Net unrealized gains on other securities	—	—	—	—	—	3,197	—
Net increase in treasury stock	—	—	—	—	—	—	(0)
Balance at March 31, 2001	146,630	17,282	25,772	4,320	452,259	3,197	(0)
Net income	—	—	—	—	**94,777**	—	—
Cash dividends	—	—	—	—	**(10,983)**	—	—
Bonuses to directors	—	—	—	—	**(39)**	—	—
Net unrealized gains on other securities	—	—	—	—	—	**(2,069)**	—
Net increase in treasury stock	—	—	—	—	—	—	**(3,802)**
Balance at March 31, 2002	**146,630**	**¥ 17,282**	**¥ 25,772**	**¥ 4,320**	**¥ 536,014**	**¥ 1,128**	**¥ (3,802)**

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 2001	$ 129,696	$ 193,410	$ 32,420	$ 3,394,063	$ 23,992	$ (0)
Net income	—	—	—	**711,272**	—	—
Cash dividends	—	—	—	**(82,424)**	—	—
Bonuses to directors	—	—	—	**(292)**	—	—
Net unrealized gains on other securities	—	—	—	—	**(15,527)**	—
Net increase in treasury stock	—	—	—	—	—	**(28,532)**
Balance at March 31, 2002	**$ 129,696**	**$ 193,410**	**$ 32,420**	**$ 4,022,619**	**$ 8,465**	**$ (28,532)**

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows
ACOM CO., LTD.

Year ended March 31	Millions of Yen 2002	2001	2000	Thousands of U.S. Dollars (Note 3) 2002
Operating activities:				
Income before income taxes	¥163,767	¥152,915	¥140,213	$1,229,020
Adjustments:				
Depreciation and amortization	6,494	6,524	6,589	48,735
Increase in allowance for bad debts	15,800	7,600	10,000	118,574
Increase in allowance for loss on debt guarantees	12	—	—	90
Increase in allowance for employees' retirement benefits	86	2,745	—	645
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	73	(142)	83	547
Non-operating interest and dividend income	(474)	(646)	(330)	(3,557)
Net loss on sale or disposal of fixed assets	6,240	4,343	2,860	46,829
Bond issuance expenses	491	551	1,781	3,684
Loss on revaluation of marketable securities	—	—	622	—
Loss on sale of investments in securities	—	155	—	—
Loss on revaluation of investments in securities	411	1,340	106	3,084
Loss on settlement of a subsidiary	—	—	171	—
Loss on settlement of investments in a mutual insurance company	—	1,000	—	—
Gain on termination of a leveraged lease contract	—	(299)	(634)	—
Changes in operating assets and liabilities:				
Increase in loans receivable	(120,600)	(148,480)	(141,355)	(905,065)
Increase in notes and accounts receivable	(22,814)	(41,486)	(37,032)	(171,212)
Decrease in merchandise	—	20	34	—
Increase in prepaid expenses	(709)	(312)	(85)	(5,320)
(Increase) decrease in other current assets	(1,545)	(974)	6,088	(11,594)
Decrease (increase) in prepaid pension expenses	480	(4,086)	—	3,602
(Decrease) increase in accounts payable	(122)	655	999	(915)
Increase in accrued expenses	2,386	732	2,556	17,906
Increase in deferred income on installment sales	1,290	4,962	5,794	9,681
Bonuses paid to directors	(39)	(41)	(41)	(292)
Other, net	(1,247)	(432)	(555)	(9,358)
Subtotal	49,981	(13,354)	(2,133)	375,091
Non-operating interest and dividends received	574	648	336	4,307
Income taxes paid	(76,704)	(73,103)	(67,482)	(575,639)
Net cash used in operating activities	¥ (26,149)	¥ (85,809)	¥ (69,278)	$ (196,240)

(Continued)

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
	2002	2001	2000	2002
Investing activities:				
Decrease in time deposits and marketable securities	¥ 1,252	¥ 7,418	¥ 12,350	$ 9,395
Proceeds from sale of property and equipment	2,279	1,269	1,175	17,103
Purchases of property and equipment	(6,115)	(6,256)	(3,591)	(45,891)
Proceeds from maturity or sale of investments in securities	—	1,719	258	—
Increase in investments in securities	(1,175)	(1,896)	(609)	(8,818)
Additions to investments in and advances to subsidiaries and affiliates	(26,500)	(1,789)	(1,938)	(198,874)
Proceeds from settlement or repayment of investments in and advances to subsidiaries and affiliates	150	100	2,549	1,125
Proceeds from termination of a leveraged lease contract	—	170	340	—
Proceeds from sale of AV rental business	350	595	—	2,626
Increase in other investments	(45)	(517)	(788)	(337)
Net cash (used in) provided by investing activities	(29,803)	813	9,747	(223,662)
Financing activities:				
Proceeds from long-term debt	481,210	425,472	415,586	3,611,332
Payments on principal of long-term debt	(392,484)	(335,288)	(292,714)	(2,945,470)
Decrease in short-term loans	(5,625)	(481)	(122,629)	(42,213)
(Increase) decrease in treasury stock	(3,801)	(0)	0	(28,525)
Cash dividends paid	(10,986)	(8,800)	(7,332)	(82,446)
Net cash provided by (used in) financing activities	68,312	80,902	(7,088)	512,660
Effect of exchange rate changes on cash and cash equivalents	1	0	45	7
Increase (decrease) in cash and cash equivalents	12,361	(4,093)	(66,574)	92,765
Cash and cash equivalents at beginning of the year	92,573	96,667	163,241	694,731
Cash and cash equivalents at end of the year	¥ 104,935	¥ 92,573	¥ 96,667	$ 787,504

See accompanying notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements
ACOM CO., LTD.

1. Basis of Presenting the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of ACOM CO., LTD. (the "Company") relate to the Company only, with investments in subsidiaries and affiliates being stated at cost, and have been prepared in accordance with accounting principles generally accepted in Japan and the "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993).

The accompanying non-consolidated financial statements have been compiled from the non-consolidated financial statements filed with the Prime Minister of Japan (the "PM") in accordance with the Securities and Exchange Law of Japan. Accordingly, the accompanying non-consolidated financial statements are not intended to present the non-consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Certain items presented in the original non-consolidated financial statements filed with the PM have been reclassified for the convenience of readers outside Japan.

Although non-consolidated statements of cash flows are still not required in Japan, such statements have been prepared for the purpose of inclusion in these non-consolidated financial statements, after reclassifications made in conformity with the relevant regulations concerning the preparation and presentation of consolidated statements of cash flows.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Cash equivalents

The Company considers all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements with a maturity of three months or less when purchased, to be cash equivalents.

(b) Foreign currency transactions

Effective April 1, 2000, in accordance with the revised "Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999, all monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and resulting gains and losses are included in income. In prior years, assets and liabilities other than short-term monetary assets and liabilities were translated at historical rates. The effect of this change on the accompanying non-consolidated financial statements was immaterial.

(c) Marketable securities and investments in securities

Effective April 1, 2000, the Company adopted the "Accounting Standard for Financial Instruments" issued by the BADC on January 22, 1999. Under this Standard, marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity and other securities. Trading securities are valued at market prices and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market prices and the resulting gains or losses are stated, net of tax, in the shareholders' equity section in the accompanying non-consolidated balance sheets, except that any impairment loss is recorded and charged to income. In prior years, marketable securities and investments in securities for which market prices are available were valued at the lower of moving-average cost or market. The effect of this change was to increase income before income taxes for the year ended March 31, 2001 by ¥30 million.

Furthermore, as a result of examination of the respective holding objectives at the beginning of this fiscal year, held-to-maturity and other securities with a maturity within one year, and those with the same characteristics as deposits, were reclassified to "Marketable securities" in the current assets section; and securities falling outside these categories were reclassified to "Investments in securities" in the investments and other assets section. This reclassification had the effect of reducing marketable securities in current assets by ¥15,853 million and increasing investments in securities in non-current assets by the same amount as of March 31, 2001.

Other securities for which market prices are not available are stated at moving-average cost.

(d) Merchandise

Merchandise primarily consists of paintings and is stated at individually specified cost.

(e) Allowance for bad debts

As a result of the adoption of the "Accounting Standard for Financial Instruments" effective April 1, 2000, mentioned in (c) above, to cover possible losses on collection of loans and other receivables, the Company provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis. In prior years, the allowance for bad debts of the Company was provided at the maximum amount allowable for income tax purposes plus an estimated amount based on management's assessment of the loan portfolio.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(f) Property and equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(g) Share and bond issuance expenses

Share and bond issuance expenses are charged to income when incurred.

From the fiscal year ended March 31, 2002, in accordance with the "Form of Standard Financial Statements in the Consumer Finance Business" revised on May 10, 2001, bond issuance expenses were reclassified from "Other, net" in the other income (expenses) section to "Financial expenses" in the operating expenses section. The effect of this reclassification was to increase operating expenses by ¥491 million ($3,684 thousand) and decreasing operating profit and other expenses by the same amount for the year ended March 31, 2002.

(h) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and an unconsolidated affiliate to provide credit guarantees for personal loans held by those banks and the affiliate. To cover possible loss on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(i) Pension plans

Effective April 1, 2000, the Company adopted the "Accounting Standard for Retirement Benefits" issued by the BADC on June 16, 1998.

Under this Standard, allowance for employees' retirement benefits should be recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset should be recorded as prepaid pension expenses.

Net retirement benefit expense or income should be recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost should be recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company has recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company has recognized past service cost evenly over five years from the time of its origination.

Any transition benefit liability or prepayment existing at the initial adoption of this Standard should be recognized over a period not exceeding 15 years. The Company recognized such transition liability and prepayment immediately in the year ended March 31, 2001 and the resulting net gain was stated as "Net gain on change in accounting standard for employees' retirement benefits" in the accompanying non-consolidated statement of income for the year then ended.

As a result of this change, prepaid pension expenses amounting to ¥4,086 million and allowance for employees' retirement benefits amounting to ¥2,745 million were recorded in the accompanying non-consolidated balance sheet as of March 31, 2001. This change also had the effect of reducing retirement benefit expenses by ¥99 million, increasing operating profit by the same amount, and increasing income before income taxes by ¥1,355 million for the year ended March 31, 2001.

(j) Allowance for directors' and statutory auditors' retirement benefits

The allowance for directors' and statutory auditors' retirement benefits is provided at the amount which would have been required to be paid if all directors and statutory auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the Company's internal rules.

(k) Leases

Non-cancelable lease transactions are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(l) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate, whichever is lower.

(m) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months' digits method").

(n) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(o) Income taxes

Effective April 1, 1999, the Company adopted the liability method for tax-effect accounting in accordance with an amendment to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements, etc." The cumulative effect of this change was reported in the accompanying non-consolidated statement of shareholders' equity for the year ended March 31, 2000 as "Adjustment for the cumulative effect on prior years of recognizing deferred income taxes."

(p) Derivative and hedging transactions

The Company has used interest rate swap agreements and interest rate options (interest rate caps in long positions only) solely in order to hedge against risks of fluctuations in interest rates relating to its short-term and long-term loans in compliance with the Company's internal rules.

Under the "Accounting Standard for Financial Instruments," derivative transactions are valued at market prices, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. Moreover, if interest rate swaps are specifically tied to the hedged loan transactions, unrealized gains or losses on those swaps are not recognized in the financial statements as such gains or losses are to be offset with those on the hedged transactions. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market prices.

(q) Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the year, after consideration of the dilutive effect of the zero coupon convertible notes issued on August 2, 1999.

(r) Reclassifications

Certain reclassifications have been made to prior years' non-consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥133.25 = US $1.00, the exchange rate prevailing on March 29, 2002. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Short-Term Loans, Long-Term Debt and Pledged Assets

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Unsecured loans mainly from banks and other financial institutions at interest rates ranging from 0.80077% to 3.8% due through April 2007	¥ 385,730	¥ 279,715	$ 2,894,784
Loans with collateral mainly from banks and other financial institutions at interest rates ranging from 0.8% to 3.8% due through March 2009	645,893	684,465	4,847,227
Loans with collateral from an overseas subsidiary at interest rate of 1.62% due through March 2008	23,880	—	179,212
Unsecured bonds at interest rates ranging from 0.85% to 2.72% due through May 2010	295,000	245,000	2,213,883
Unsecured zero coupon convertible notes[*]	50,000	50,000	375,234
Payables under trust agreements for certain installment sales receivables due January 2003	3,900	4,800	29,268
Less: current portion	(401,297)	(338,233)	(3,011,609)
	¥ 1,003,106	¥ 925,746	$ 7,528,000

* The unsecured zero coupon convertible notes fell due on March 31, 2002 without any conversion right exercised. As the due date and the following date were bank holidays at an overseas payment place, the actual redemption date was April 2, 2002. In advance of the due date, on March 28, 2002, the Company made a deposit with the paying agent amounting to ¥50,000 million ($375,234 thousand), equivalent to the principal amount of the notes, which was stated in the accompanying non-consolidated balance sheet as of March 31, 2002 as "Deposit for redemption of convertible notes."

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Bank deposits	¥ 1,194	¥ —	$ 8,960
Loans receivable	688,230	681,878	5,164,953
Property and equipment, net	2,068	2,465	15,519
Investments in securities	—	2,798	—
	¥ 691,492	¥ 687,143	$ 5,189,433

At March 31, 2002 and 2001, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥147,347 million ($1,105,793 thousand) and ¥165,801 million of the loans receivable of ¥688,230 million ($5,164,953 thousand) and ¥681,878 million shown in the previous table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Short-term loans	¥ 1,000	¥ 2,000	$ 7,504
Current portion of long-term debt	43,582	51,137	327,069
Long-term debt	102,460	112,404	768,930

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 401,297	$ 3,011,609
2004	314,403	2,359,497
2005	288,892	2,168,045
2006	188,872	1,417,425
2007	102,626	770,176
2008 and thereafter	108,312	812,848
	¥ 1,404,403	$ 10,539,609

For efficient procurement of working capital, the Company has entered into commitment line contracts with four financial institutions and an overseas subsidiary, which provided the Company with the commitment facilities in the aggregate amount of ¥181,480 million ($1,361,951 thousand) as of March 31, 2002. The unused facilities maintained by the Company as of March 31, 2002 amounted to ¥157,600 million ($1,182,739 thousand).

5. Pension Plans

The Company has, jointly with certain of its domestic subsidiaries, a funded non-contributory tax-qualified retirement pension plan and a funded contributory welfare pension plan, both of which are defined benefit plans and together cover substantially all full-time employees who meet certain eligibility requirements.

In the year ended March 31, 2000, contributions made to the tax-qualified retirement pension fund amounted to ¥2,593 million and were charged to income.

For the information as of and for the years ended March 31, 2002 and 2001, refer to Note 7 of the consolidated financial statements.

6. Income Taxes

The Company is subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account. The aggregate statutory tax rate applicable to the Company was approximately 40.9% for 2002, 2001 and 2000.

Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes was as follows:

Year ended March 31	2001	2000
Statutory income tax rate	40.9%	40.9%
Taxation on undistributed income	5.0	5.2
Expenses not deductible for income tax purposes	0.1	0.1
Inhabitants' per capita taxes	0.2	0.2
Other	1.0	0.8
Effective income tax rate	47.2%	47.2%

Reconciliation for the year ended March 31, 2002 was omitted as the statutory tax rate did not significantly differ from the effective tax rate.

The tax effects of the temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2002 and 2001 were presented below:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2002	2001	2002
Deferred tax assets:			
Bad debt write-offs	**¥ 9,093**	¥ 5,871	**$ 68,240**
Provision for bad debts	**11,727**	8,298	**88,007**
Accrued bonuses	**916**	800	**6,874**
Allowance for employees' retirement benefits	**1,157**	1,122	**8,682**
Allowance for directors' and statutory auditors' retirement benefits	**362**	332	**2,716**
Accrued interest income	**1,978**	1,247	**14,844**
Accrued enterprise tax	**4,036**	3,031	**30,288**
Depreciation and amortization	**5,180**	3,839	**38,874**
Consumption tax	**244**	177	**1,831**
Revaluation of marketable securities	**237**	91	**1,778**
Loss on investments in golf club and other membership	**181**	149	**1,358**
Other	**74**	55	**555**
Total gross deferred tax assets	**35,191**	25,017	**264,097**
Deferred tax liabilities:			
Prepaid pension expenses	**(1,473)**	(1,670)	**(11,054)**
Net unrealized gains on other securities	**(779)**	(2,210)	**(5,846)**
Total gross deferred tax liabilities	**(2,253)**	(3,880)	**(16,908)**
Net deferred tax assets	**¥ 32,938**	¥ 21,137	**$ 247,189**

7. Legal Reserve

The Commercial Code of Japan provides that an amount equal to at least 10% of cash dividends and directors' and statutory auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit or may be transferred to stated capital by resolution of the shareholders.

8. Net Unrealized Gains on Other Securities

As described in Note 2(c), net unrealized gains on other securities were stated in the shareholders' equity section in the accompanying non-consolidated balance sheets as of March 31, 2002 and 2001 as a result of the application of the market value method to evaluation of marketable securities and investments in securities. However, under the Commercial Code of Japan, such gains are not available for dividends.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased equipment as of March 31, 2002 and 2001 and the related depreciation expense and interest expenses for the years ended March 31, 2002, 2001 and 2000, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Net book value		Acquisition costs	Accumulated depreciation	Net book value
March 31	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	**2002**	**2002**
Equipment	**¥12,082**	¥15,930	**¥7,357**	¥9,613	**¥4,725**	¥6,317	**$90,671**	**$55,212**	**$35,459**

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	**2002**	2001	2000	**2002**
Depreciation	**¥3,547**	¥4,285	¥5,119	**$26,619**
Interest	**176**	247	351	**1,320**

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥3,780 million ($28,367 thousand), ¥4,581 million and ¥5,481 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments subsequent to March 31, 2002 for finance lease transactions accounted for as operating leases were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥2,436	$18,281
2004 and thereafter	2,400	18,011
	¥4,836	$36,292

10. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2002 amounted to ¥5,012 million ($37,613 thousand).

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2002, the unexercised portion of such facilities amounted to ¥526,860 million ($3,953,921 thousand), including ¥274,233 million ($2,058,033 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flow of the Company.

At March 31, 2002, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥9,526 million ($71,489 thousand), net of allowance for loss on debt guarantees in the amount of ¥12 million ($90 thousand). In addition, at March 31, 2002, the Company was contingently liable as guarantor of the following subsidiaries and affiliates:

Name	Amount of guaranteed debt
ACOM ESTATE CO., LTD.	¥2,895 million ($21,726 thousand)
JCK CREDIT CO., LTD.	¥39,713 million ($298,033 thousand)
SIAM A&C CO., LTD.	THB 2,420 million and US $3,125 thousand
CHAILEASE ACOM FINANCE CO., LTD.	NT $100 million

Refer to Note 4 regarding pledged assets.

11. Stock Option Plan

The Company has a stock option plan for the granting of non-transferable options to certain eligible directors and key employees of the Company. Options are granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 ($80.16), equivalent to 103% of the higher of the closing price of the shares on the day prior to August 1, 2001 (the date of grant) or the monthly average closing price for July, 2001 (the month prior to the date of grant). The options are exercisable beginning on July 1, 2003.

To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million ($28,487 thousand) from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying non-consolidated balance sheet as of March 31, 2002.

12. Subsequent Events

On April 4, 2002, the Company issued ¥10,000 million of 1.61% unsecured bonds due April 4, 2006 based on the approval by the Board of Directors on February 18, 2002. The net proceeds from the sale of the bonds will be utilized for funding loans receivable.

The Company issued ¥10,000 million of 1.73% unsecured bonds due June 6, 2008 and ¥10,000 million of 2.70% unsecured bonds due June 26, 2012, on June 6, 2002 and June 26, 2002, respectively, based on the approval by the Board of Directors on May 15, 2002. The net proceeds from the sale of the bonds will be utilized for funding loans receivable.

The following appropriations of retained earnings, which have not been reflected in the accompanying non-consolidated financial statements for the year ended March 31, 2002, were approved at a shareholders' meeting held on June 27, 2002:

	Millions of Yen
Cash dividends (¥40.00 = US $0.30)	¥ 5,851
Bonuses to directors	38

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone:03 3503-3100
Fax: 03 3503-1197

The Board of Directors and Shareholders
ACOM CO., LTD.

We have audited the non-consolidated balance sheets of ACOM CO., LTD. as of March 31, 2002 and 2001, and the related non-consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the non-consolidated financial position of ACOM CO., LTD. at March 31, 2002 and 2001, and the results of its non-consolidated operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the non-consolidated financial statements, ACOM CO., LTD. has adopted new accounting standards for financial instruments, retirement benefits, and foreign currency transactions in the preparation of its non-consolidated financial statements for the year ended March 31, 2001.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the non-consolidated financial statements.

Shin Nihon & Co.

June 27, 2002

See Note 1 to the non-consolidated financial statements which explains the basis of preparing the financial statements of ACOM CO., LTD. under Japanese accounting principles and practices.

The ACOM Group

Consolidated subsidiaries

JCK CREDIT CO., LTD.[1] Asahi-life Bldg. 3rd Floor, 14-1, Fuchu-cho 1-chome, Fuchu-shi, Tokyo, Japan Telephone : (042) 361-8111	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Installment sales finance and loan business Oct. 1984 ¥500 million 100.0% ¥6,017 million
IR Loan Servicing, Inc. Trusty Koujimachi Bldg. 7th Floor, 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan Telephone : (03) 5215-6511	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Loan recovery business June 2000 ¥500 million 60.0% ¥214 million[2]
ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 3rd Floor, 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan Telephone: (03) 5401-0044	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Comprehensive rental business Oct. 1999 ¥300 million 100.0% ¥3,852 million
JLA INCORPORATED Osaka Ekimae Dai 4 Bldg. 19th Floor, 11-4, Umeda 1-chome, Kita-ku, Osaka, Japan Telephone: (06) 6347-1281	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Loan recovery business June 2000 ¥500 million 60.0% ¥214 million[2]
ACOM RESEARCH INSTITUTE, INC. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3239-4896	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Survey and research on trends in household expenditures Oct. 1986 ¥20 million 100.0% ¥56 million
AJAST Ltd. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-9408	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Insurance agency business Feb. 1992 ¥4 million 25.0%, (75.0%)[3] ¥132 million
ACOM ESTATE CO., LTD. Mine Bldg. 2nd Floor, 11-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-6950	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Real estate management in Japan Mar. 1996 ¥7,540 million 100.0% ¥1,250 million
ABS CO., LTD. 1st Seiki Bldg. 3rd Floor, 2-2 , Sotokanda 5-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3834-9215	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Maintenance of buildings and other properties Oct. 1997 ¥30 million 0.0%, (100.0%)[3] ¥1,414 million
A B PARTNER CO., LTD. Mine Bldg. 3rd Floor, 11-11 Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3234-9301	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Temporary employment agencies and back-office service Nov. 2000 ¥300 million[4] 100.0% ¥1,240 million
AVRS CO., LTD. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: ——	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	—— Mar. 1998 ¥100 million 100.0% ——[5]
SIAM A&C CO., LTD. Ramaland Bldg. 13th Floor, 952 Rama IV Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Hire purchase and unsecured loan business in Thailand Sep. 1996 THB120 million 49.0%[6] THB 499 million[7]

ACOM CAPITAL CO., LTD. Ugland House, South Church Street, P.O.Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Financial services for ACOM (Special Purpose Company) Aug. 2000 US$1,000 100.0% US$3,310 thousand [7]
ACOM PACIFIC, INC. 1008 Pacific New Building, 238 Archbishop F.C. Flores Street, Hagatna, Guam	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Lease of health resorts in Guam (U.S.A.) July 1993 US$10 thousand 100.0% US$27 thousand [7]
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County, DE, U.S.A.	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	—— Dec. 1986 US$17 million 100.0% US$7,775 thousand [5,7]
ACOM INTERNATIONAL, INC. 229 South State Street, Dover, Kent County, DE, U.S.A.	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	—— Dec. 1986 US$17 million 100.0% US$7,775 thousand [5,7]
1990 K PARTNERSHIP ——	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	—— Dec. 198 US$328 thousand 0.0%, (100.0%) [3] US$3,899 thousand [7,8]

Equity-method affiliates

Tokyo-Mitsubishi Cash One Ltd Nihonbashi Plaza Bldg. 12th Floor, 3-4 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan Telephone : (03) 5299-6625	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Unsecured loan business August 2001 ¥20,000 million 35.0% ¥4 million [9]
ASCOT CO., LTD. [10] Kudanshita Tokyu Shin-Sakura Bldg. 5F, 3-3, Kudankita 1-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 5212-4121	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Fiduciary business to open up, on the Internet, new consumer with respect to unsecured loans, business loan, and credit card Oct. 1999 ¥450 million 38.25% ¥54 million
CHAILEASE ACOM FINANCE CO., LTD. 4F, 102 TUN HWA North Road, Taipei, Taiwan R.O.C.	Principal Business: Incorporated: Paid-In Capital: Equity Owned by the Company: Revenues:	Hire purchase business in Taiwan June 2000 150 million yuan 40.0% 91 million yuan [7]

Notes:
1. Changed its company name from JUKI CREDIT CO., LTD. on September 1, 2001.
2. Started operation on July 2, 2001.
3. Figures in parentheses indicate indirect ownership by ACOM CO., LTD.
4. Increased paid-in capital from ¥1.5 million to ¥3 million through allotment to the Company.
5. Suspended its operation, and further business scheme is under consideration.
6. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
7. Year ended December 2001.
8. Dissolved on December 31, 2001.
9. Started operation on March 4, 2002.
10. Changed its company name from E*NetCard CO., LTD. on August 1, 2001.

Board of Directors (As of June 27, 2002)

Chairman
Kyosuke Kinoshita

Deputy Chairman
Masanao Kato

President
Shigeyoshi Kinoshita

Senior Managing Directors

Nobuyuki Yamochi
In charge of General Affairs Department, Credit Supervision No.1 & No. 2 Departments

Masayoshi Tatsuta
In charge of Business Headquarters (Loan Analysis and Operation Management, Eastern-Japan Regional Division, Tokyo Regional Division, Osaka Regional Division, Western-Japan Regional Division, Installment Sales Finance Business Department, Credit Card Development Department), General Manager of Business Headquarters

Managing Directors

Tsuneo Tsukada
In charge of Corporate Strategy Department, Corporate Management Department, Business Development Department, Public Relations Department

Shigeo Mikami
In charge of Accounting Department, Treasury Department

Kazuhiro Shimada
In charge of Market Planning Department, Customer Relations Department, Internet Business Development Department, Systems Development & Administration Department

Keiji Nishio
In charge of Human Resources Department, Advertising Department, Inspection Department, Employment Counseling Office

Director and Senior Executive Advisor
Hitoshi Kondo

Directors

Yusuke Yoshikawa
General Manager of Corporate Management Department

Kouichi Izumimoto
General Manager of General Affairs Department

Yasushi Iwakiri
General Manager of Installment Sales Finance Business Department in Business Headquarters

Tatsuaki Murata
General Manager of Accounting Department

Zenichi Hioki
General Manager of Credit Supervision Department No.1

Shigeru Akaki
General Manager of Human Resources Department

Atsumi Takagishi
General Manager of Inspection Department

Junya Fukuda
General Manager of Systems Development & Administration Department

Syozo Tanaka
Director and General Manager of Osaka Regional Division and Western-Japan Regional Division in Business Headquarters

Kiyoshi Tachiki
General Manager of Market Planning Department

Satoru Tomimatsu
General manager of Public Relations Department

Standing Corporate Auditors
Koichi Shimizu*
Takehiro Hayashi*
Masayoshi Fujimoto

Corporate Auditor
Noriaki Tanaka

** Independent auditor according to Article 18 Clause 1 of the Commercial Code*

Corporate Data (As of March 31, 2002)

Company name
ACOM CO., LTD.

Business outline
Loan, credit card, and installment sales finance

Head office
15-11, Fujimi 2-chome,
Chiyoda-ku,
Tokyo 102-0071
Japan

Established
April 2, 1936

Incorporated
October 23, 1978

Paid-in capital
¥17,282 million

Date for the settlement of accounts
March 31

Number of employees
4,366

Common stock
Authorized: 533,200,000 shares
Issued: 146,630,880 shares

Number of shareholders
3,536

Stock listing
First Section of Tokyo Stock Exchange

Transfer agent
The Mitsubishi Trust and Banking Corporation

General shareholders' meeting
June

Auditor
SHIN NIHON & CO.
(Member firm of)
ERNST & YOUNG INTERNATIONAL
(formerly CENTURY OTA SHOWA & CO.)

For Further Information
Investor Relations Office
Toyo Building, 8th Floor,
2-10, Nihonbashi 1-chome,
Chuo-ku, Tokyo 103-0027, Japan
Tel: (03)3270-3423
Fax: (03)3270-1742